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FIRST TRUST DIVIDEND AND INCOME FUND
FIRST TRUST HIGH INCOME ETF

A MESSAGE FROM THE CHAIRMAN OF THE BOARD OF TRUSTEES

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_____ __, 2016

Dear Shareholder:

I am writing to you to ask for your vote on a very important matter that will significantly affect your investment in First Trust Dividend and Income Fund ("FAV") or First Trust High Income ETF ("FTHI"), as applicable. Enclosed is a combined proxy statement and prospectus ("Joint Proxy Statement/Prospectus") seeking your approval of a proposal at a joint special meeting of shareholders of FAV and FTHI (the "Meeting").

Like many closed-end funds, shares of FAV have historically traded at market prices that are below their net asset value. Since FAV's inception, FAV's management and Board of Trustees have regularly monitored the trading discount and considered a variety of alternatives to reduce or eliminate the discount. In addition, management of FAV has been seeking to develop a viable approach to address the discount while maintaining FAV's investment strategy. After considerable efforts by the Board of Trustees and management of FAV and FTHI, we are pleased to present to shareholders for approval at the Meeting a transaction that the Board of Trustees and management believe should allow current shareholders of FAV who become shareholders of FTHI as part the transaction to sell their FTHI shares at or close to net asset value while maintaining an investment strategy similar to FAV's, although day to day investment decisions will be made by a different entity as described in the Joint Proxy Statement/Prospectus. The proposed transaction involves a merger transaction (the "Merger") whereby FAV will be combined with FTHI, an exchange-traded fund ("ETF") organized as a separate series of First Trust Exchange-Traded Fund VI, an open-end management investment company, pursuant to which shareholders of FAV would become shareholders of FTHI. Due to the ETF structure, shares of ETFs have historically traded at or very close to their net asset values. FTHI is an actively managed ETF, managed by First Trust Advisors L.P. ("First Trust"). Chartwell Investment Partners, LLC currently manages the equity portion of FAV's portfolio and First Trust currently manages the debt portion of FAV's portfolio. FTHI seeks to provide current income with a secondary investment objective of capital appreciation, which objectives are similar to those of FAV. As explained in greater detail in the Joint Proxy Statement/Prospectus, the principal differences between the two investment strategies is that, in addition to equities and equity options, FAV invests in debt securities and senior secured floating rate loans and employs leverage for up to twenty percent of its assets.

Through the Merger, shares of FAV would be exchanged, on a tax-free basis for federal income tax purposes, for shares of FTHI with an equal aggregate net asset value, and FAV shareholders will become shareholders of FTHI. In lieu of receiving a fractional share of FTHI, FAV shareholders will receive an amount in cash equal to the net asset value of such fractional share. Please note that an FAV shareholder may incur certain tax liabilities if the shareholder receives cash in lieu of the fractional share.

If you are a shareholder of FTHI, you will not receive any additional shares or other consideration in the Merger; however, if the proposals are approved, the Merger will result in a significant number of newly issued shares of FTHI being issued to shareholders of FAV. An increase in the number of FTHI shares outstanding may help the trading profile for FTHI as a result of its increased size and number of shares outstanding and potentially providing other benefits as described in the Joint Proxy Statement/Prospectus.

In determining to recommend approval of the proposals, as applicable, the Board of Trustees of each FAV and FTHI considered the following factors, among others:

- FAV and FTHI have similar investment objectives and strategies;

- ETFs (including FTHI) historically trade at or very close to their net asset value, and after the Merger, current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell their FTHI shares at or close to net asset value;

- FTHI currently has and is expected to continue to have a lower management fee and lower total fund operating expense ratio than FAV following the Merger;

- the Merger is expected to qualify as a tax-free reorganization for federal income tax purposes;

- ETFs have favorable tax attributes and provide intra-day liquidity to investors; and

- an increase in the number of FTHI shares outstanding may help the trading profile for FTHI.

The Board of Trustees of FAV and FTHI has unanimously approved the Agreement and Plan of Merger (the "Plan") and the transactions it contemplates and recommends that FAV shareholders vote **"FOR"** approval of the Plan and the Merger it contemplates, and that FTHI shareholders vote **"FOR"** approval of the issuance of FTHI shares in the Merger. A copy of the form of the Plan is attached as Exhibit A to the enclosed Joint Proxy Statement/Prospectus.

Also included in this booklet are the following materials concerning the upcoming Meeting:

- a Notice of Joint Special Meeting of Shareholders, which summarizes the respective proposal for which you are being asked to provide voting instructions; and

- a Joint Proxy Statement/Prospectus, which provides detailed information on FTHI, the specific proposal being considered at the Meeting and why the proposal is being made, including the differences between shares of FAV and the shares of FTHI that FAV shareholders will receive as a result of the Merger.

While you are, of course, welcome to join us at the Meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card or by voting by touch-tone telephone or via the Internet. We urge you to review the enclosed materials thoroughly. Once you've determined how you would like your interests to be represented, please promptly complete, sign, date and return the enclosed proxy card or vote by touch-tone telephone or via the Internet. A postage-paid envelope is enclosed for mailing, and touch-tone telephone and Internet voting instructions are listed at the top of your proxy card.

Your vote is very important. As a shareholder, you are entitled to cast one vote for each share of FAV or FTHI that you own. Please take a few moments to read the enclosed materials and then cast your vote.

Our proxy solicitor, AST Fund Solutions LLC, may contact you to encourage you to exercise your right to vote.

We appreciate your participation in this important Meeting. Thank you.

Sincerely yours,



James A. Bowen
Chairman of the Board of Trustees,
   First Trust Dividend and Income Fund
   First Trust High Income ETF

IF YOU NEED ANY ASSISTANCE, OR HAVE ANY QUESTIONS REGARDING THE PROPOSED MERGER OR HOW TO VOTE YOUR SHARES, CALL AST FUND SOLUTIONS LLC AT (866) 416-0554 WEEKDAYS FROM 9:00 A.M. TO 10:00 P.M. EASTERN TIME.

BECAUSE SHARES OF FTHI WILL NOT BE CERTIFICATED, SHAREHOLDERS WHO HOLD FAV SHARES DIRECTLY AND NOT IN "STREET NAME" THROUGH A BROKER-DEALER WILL NEED TO DESIGNATE A BROKERAGE ACCOUNT THAT WILL HOLD THE SHARES OF FTHI TO BE RECEIVED PURSUANT TO THE MERGER. IF A SHAREHOLDER DOES NOT DESIGNATE A BROKERAGE ACCOUNT, SUCH SHAREHOLDER MAY BE LIMITED IN THE ABILITY TO SELL THE SHARES OF FTHI TO BE RECEIVED PURSUANT TO THE MERGER IN THE SECONDARY MARKET UNTIL SUCH ACCOUNT IS DESIGNATED.

IMPORTANT NOTICE TO SHAREHOLDERS OF FIRST TRUST DIVIDEND AND INCOME FUND AND FIRST TRUST HIGH INCOME ETF

QUESTIONS & ANSWERS

______ __, 2016

Although we recommend that you read the entire Joint Proxy Statement/Prospectus, for your convenience, we have provided a brief overview of the issues to be voted on.

Q. What is happening?

A. You are being asked to vote on one of the following proposals to be considered at a joint special meeting of shareholders (the "Meeting") of First Trust Dividend and Income Fund ("FAV") and First Trust High Income ETF ("FTHI" and FAV and FTHI are each a "Fund" and, together, the "Funds"):

- *For shareholders of FAV:* the approval of an Agreement and Plan of Merger (the "Plan") between FAV and First Trust Exchange-Traded Fund VI ("First Trust ETF VI"), of which FTHI is a series, and the merger transaction contemplated therein whereby FAV will be combined with FTHI (the "Merger").

- *For shareholders of FTHI:* the issuance of shares by FTHI in the Merger.

The Board of Trustees of FAV and FTHI (the "Board of Trustees") has determined that the proposal applicable to each Fund is in the best interests of the respective Fund. **The Board of Trustees unanimously recommends that you vote FOR the proposal applicable to your Fund.**

Q. How will the Merger be effected?

A. Assuming FAV shareholders approve the Merger and FTHI shareholders approve the issuance of shares of FTHI to be issued in the Merger, FAV will transfer all of its assets and liabilities to FTHI and shares of FTHI will be issued to holders of shares of FAV. Following the Merger, FAV will terminate its registration under the Investment Company Act of 1940, as amended (the "1940 Act"), and cease to exist.

Upon the closing of the Merger, FAV shareholders will receive newly issued shares of FTHI and cash in lieu of any fractional shares. The aggregate net asset value of FTHI shares received by FAV shareholders (including, for this purpose, fractional FTHI shares to which FAV shareholders would be entitled) will be equal to the aggregate net asset value of the FAV shares held by such shareholders, each computed as of the close of regular trading on the New York Stock Exchange (the "NYSE") on the business day

immediately prior to the date of the closing of the Merger (the "Valuation Time"), less any remaining applicable costs of the Merger.

Q.   Why is the Merger being recommended?

A.   The shares of FAV have historically traded at a discount from their net asset value, including discounts of 12.15% on November 30, 2015 (the last day of FAV's most recent fiscal year) and 6.18% on March 4, 2016 (the last trading day prior to the date the Board of Trustees of FAV approved the Merger), each as of the close of trading on such date. The Board of Trustees and management of FAV have in the past taken, and from time to time continue to consider, certain actions designed to lower the trading discount of FAV's shares. They believe that current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell their FTHI shares at or close to net asset value while allowing FAV's shareholders the opportunity to continue their investment in a similar equity income strategy as shareholders of FTHI. If the Merger is consummated, FAV's shareholders will receive FTHI shares with an aggregate net asset value equal to the aggregate net asset value of their FAV shares as of the Valuation Time. As an exchange-traded fund ("ETF"), FTHI lists and trades its common shares on The Nasdaq Stock Market LLC ("Nasdaq") and, although the trading prices of FTHI shares on Nasdaq may differ from the daily net asset value of FTHI's shares, shares of ETFs typically trade very close to their net asset value, in part due to the share creation and redemption features of ETFs. Therefore, the shares of FTHI that an FAV shareholder receives in the Merger are anticipated to trade at or close to net asset value. In addition, as FTHI pays a lower management fee than FAV, FTHI is expected to maintain a lower total operating expense ratio than FAV following the Merger.

The Board of Trustees and management of FTHI believe a larger fund and an increase in the number of FTHI shares outstanding as a result of the Merger may help FTHI's trading profile.

Q.   Will shareholders of the Funds have to pay any fees or expenses in connection with the Merger?

A.   Yes. Regardless of whether the Merger is completed, the direct costs associated with the proposed Merger, including the costs associated with the Meeting, will be borne directly by FAV and FTHI in proportion to the amount of assets held by each Fund prior to the Merger, except that First Trust Advisors L.P., the investment adviser of the Funds ("First Trust"), has agreed to reimburse 75% of the direct expenses allocated to FTHI. In addition, the indirect expenses of the Merger, primarily relating to the costs of deleveraging the Fund prior to the Merger, will be borne by FAV but are expected to be nominal. As of the fiscal year ended November 30, 2015, FAV had outstanding borrowings of approximately $20.8 million and, as of ~~July 27,~~June 30, 2016, FAV has outstanding borrowings of approximately $~~15.8~~15.7 million. As of June ~~27,~~30, 2016, FAV had approximately $~~91.6~~92.1 million in managed assets and FTHI had approximately $~~7~~7.0 million in managed assets. Based on the amount of the estimated Merger-related fees and expenses, the relative values of the Funds and the cost sharing

agreement, management of FAV estimates that FAV would incur approximately $295,855 and Fl'Hl would incur approximately $7,315 (net of reimbursement by First Trust of approximately $21,945) of the fees and expenses associated with the Merger, respectively. As a result of those differences and the cost sharing agreement between the Funds, FAV and ultimately its shareholders will bear substantially all of the expenses incurred by FAV and FTHI in connection with the Merger.

Q. How will the Merger affect distribution rates?

A. FAV has a higher common share distribution rate than FTHI primarily as a result of FAV's use of leverage and its investments in senior loans. As a result, FAV shareholders who continue as FTHI shareholders following the Merger are expected to receive distributions at a lower rate. Generally, FAV pays distributions quarterly while FTHI pays distributions monthly. The most recent quarterly distribution on FAV shares of $0.17 per share was paid to FAV shareholders on April 29, 2016 and equates to $0.68 per share annually, equivalent to an annual yield of ~~7.83~~7.56% based on the closing price of FAV shares on June ~~27,~~30, 2016, and an annual yield of ~~7.72~~7.35% based on the net asset value of FAV shares on June ~~27,~~30, 2016. The most recent monthly distribution on FTHI shares of $0.0775 per share was paid to FTHI shareholders on June 30, 2016 and equates to $0.93 per share annually, equivalent to an annual yield of 4.62% based on the closing price of FTHI shares on June 21, 2016, the day before the ex-dividend date on the most recent distribution, and an annual yield of 4.66% based on the net asset value of FTHI shares on June 21, 2016.

Q. Will the shares held by FAV shareholders continue to be listed on the NYSE following the Merger?

A. No. FAV shares are currently listed and trade on the NYSE and will be delisted following Merger. FTHI shares are currently listed and trade on Nasdaq and will continue to do so following the Merger.

Q. What are some key differences between a closed-end fund and an ETF?

A. Closed-end funds, like FAV, generally do not redeem their outstanding shares or engage in the continuous sale of new shares, and shares of closed-end funds typically are traded on a securities exchange. Thus, persons wishing to buy or sell closed-end fund shares generally must do so through a broker-dealer and pay or receive the market price per share (plus or minus any applicable commissions). The market price may be more (a premium) or less (a discount) than the net asset value per share of the closed-end fund. In addition, closed-end funds generally have greater flexibility than ETFs to make certain types of investments and to use certain investment strategies.

Similar to most closed-end funds, ETFs, like FTHI, trade their shares on a securities exchange, and persons wishing to buy or sell shares generally may do so through a broker-dealer and pay and receive the market price per share (plus or minus any applicable commissions). Unlike a closed-end fund, ETFs also issue and redeem shares

on a continuous basis, at net asset value, in large blocks consisting of a specified number of shares, referred to as "Creation Units." This mechanism of creation and redemption of shares of an ETF generally results in ETF shares trading at or very close to their net asset value.

Shares of FTHI are traded on Nasdaq to provide liquidity for purchasers of FTHI shares in amounts less than the size of a Creation Unit. The market price of FTHI shares on Nasdaq may be equal to, more or less than the net asset value per share, but shares of ETFs typically trade in a range closer to net asset value per share than do shares of closed-end funds.

Q.   **Do the Funds have similar investment objectives, strategies and risks?**

A.   While the investment objectives and strategies of FAV and FTHI are similar in certain respects, there are some important distinctions. However, as a result of such similarities, the Funds are subject to many of the same investment risks.

The primary investment objective of FAV is to seek a high level of current income. The primary investment objective of FTHI is to provide current income. Each Fund has a secondary investment objective to provide capital appreciation.

FAV seeks to achieve its objectives by investing at least 80% of its managed assets in a diversified portfolio of dividend paying multi-cap equity securities, debt securities and senior secured floating rate loans that offer the potential for attractive income and/or capital appreciation. FAV's portfolio consists of two components: (i) the "Equity Component," which consists primarily of equity securities of both U.S. and non-U.S. issuers of any market capitalization that are readily traded on a registered U.S. national securities exchange, and (ii) the "Senior Loan/High Yield Debt Component," which primarily consists of (a) senior loans and (b) debt securities that are rated below investment grade (*i.e.*, "junk bonds") or unrated at the time of purchase and deemed to be of comparable credit quality. In addition, FAV also may write (sell) call options on equity indices and/or equity securities.

FTHI pursues its objectives by investing in dividend paying equity securities listed on U.S. exchanges and by utilizing an "options strategy" consisting of writing (selling) U.S. exchange-traded call options on the Standard & Poor's 500® Index (the "Index").

The principal similarities between the investment strategies of FAV and FTHI are as follows: (i) each Fund invests primarily in U.S. equity securities and non-U.S. equity securities that are either directly listed on a U.S. securities exchange or are listed on a U.S. securities exchange in the form of American depositary receipts ("ADRs") or global depositary receipts ("GDRs"); (ii) each Fund favors dividend paying equity securities; (iii) each Fund invests in multi-cap equity securities; and (iv) each Fund may engage in an option strategy consisting of writing (selling) U.S. exchange-traded covered call options in order to seek additional cash flow from the premiums received from selling the call options.

The principal differences between the investment strategies of FAV and FTHI are as follows: (i) in addition to writing call options on the Index, FAV may further write call options on other equity indices as well as on individual U.S. exchange traded equity securities; (ii) in addition to investing in equity securities, FAV may further invest in debt securities and senior secured floating rate loans as a principal part of its investment strategy; and (iii) FAV may employ leverage. As a result of such differences, FAV is subject to the additional risks associated with such additional investments and strategies.

In addition to these risks, the differences in the investment structure between FAV as a closed-end fund and FTHI as an ETF further differentiate the risks associated with each Fund. In general terms, shares of closed-end funds are more susceptible to trading at a discount to their net asset value than ETF shares. Conversely, shares of ETFs are less likely to trade at a premium to their net asset value than closed-end fund shares. There is less transparency into the portfolio holdings of a closed-end fund than an ETF and closed-end funds are more likely than ETFs to generate taxable gains for their shareholders while holding the fund. The use of leverage by closed-end funds may magnify losses and increase volatility (or, alternatively, ETFs may be limited in their ability to generate a higher rate of return than may otherwise be possible through the use of leverage). Additionally, closed-end funds typically have higher fees and expenses than ETFs.

Q.   **Are the Funds managed by the same portfolio management team?**

A.   First Trust Advisors L.P. serves as the investment adviser to both FAV and FTHI. However, FAV is sub-advised by Chartwell Investment Partners, LLC, which provides the day-to-day management of FAV's equity securities and option strategy. First Trust manages the Senior Loan/High Yield Debt Component strategy of FAV.

Q.   **Will the Merger constitute a taxable event for FAV shareholders?**

A.   No. The Merger is expected to qualify as a tax-free reorganization for federal income tax purposes and will not occur unless FAV's counsel provides a tax opinion to that effect. FAV shareholders may receive cash, in lieu of receiving a fractional share of FTHI, in which case such shareholders will receive an amount in cash equal to the net asset value of such fractional share. FAV shareholders may incur certain tax liabilities if they receive cash in lieu of fractional shares. If a shareholder chooses to sell FAV shares prior to the Merger, the sale will generate taxable gain or loss; therefore, such shareholder may wish to consult a tax advisor before doing so. Of course, the shareholder also may be subject to periodic capital gains as a result of the normal operations of FAV whether or not the proposed Merger occurs.

FAV has agreed to dispose of assets that do not conform to FTHI's investment objectives, policies and restrictions in advance of the Merger as requested by FTHI. FAV intends to pay a dividend of any realized undistributed net investment income immediately prior to the closing of the Merger. The amount of any dividend actually paid, if any, will depend on a number of factors, such as changes in the value of FAV's holdings and the extent of the liquidation of securities between the date of the Meeting and the closing of such Merger.

Q. Will the value of my investment change as a result of the approval of the proposed Merger?

A. The aggregate net asset value of FTHI shares received by an FAV shareholder in the Merger will be the same as the aggregate net asset value, rather than the market value, of the shareholder's FAV shares as of the Valuation Time taking into account any cash received in lieu of a fractional share of FTHI (as discussed above). It is estimated that transaction costs payable by FAV in advance of the Merger in connection with deleveraging the portfolio will be nominal. FAV expects to and currently believes it will be able to sell all of the debt securities in its portfolio prior to the completion of the Merger. It is likely that the number of shares an FAV shareholder owns will change as a result of the Merger because shares of FAV will be exchanged at the net asset value per share of FTHI, which will likely be higher or lower than the net asset value per share of FAV at the Valuation Time. Accordingly, in lieu of receiving a fractional share of FTHI, an FAV shareholder will receive an amount in cash equal to the net asset value of such fractional share.

Q. What vote is required to approve the proposed Merger?

A. In the case of FAV, the approval of the proposed Merger requires the affirmative vote of (i) 67% or more of the FAV shares present at the Meeting, if the holders of more than 50% of the outstanding shares of FAV are present or represented by proxy, or (ii) more than 50% of the outstanding shares of FAV, whichever is less.

In the case of FTHI, the approval of the proposed issuance of shares of FTHI to be issued in the Merger requires the vote of a majority of the total votes cast on the proposal.

Q. How does the Board of Trustees recommend that shareholders vote on the proposals?

A. After careful consideration, the Board of Trustees has determined that the Merger is in the best interests of each Fund and recommends that shareholders vote FOR their respective Fund's proposal.

Q. What will happen if the required shareholder approvals are not obtained?

A. In the event that shareholders of FAV do not approve the Merger or shareholders of FTHI do not approve the issuance of shares of FTHI to be issued in the Merger, each Fund will continue to exist and operate on a stand alone basis and the Board of Trustees may take such other actions, if any, that it deems to be in the best interests of the respective Fund. On March 18, 2016, FAV issued a press release announcing that the Board of Trustees had approved the Merger and the Plan. Following the announcement, FAV's market price increased, substantially reducing the Fund's discount. In the event the Merger does not occur, FAV's market price may fall, irrespective of its performance.

Q. When would the proposed Merger be effective?

A. If approved, the Merger is expected to occur as soon as reasonably practicable after shareholder approvals are obtained. Shortly after completion of the Merger, shareholders of FAV will receive notice indicating that the Merger was completed.

Q. **How can I vote?**

A. You can vote in any one of four ways:

- by touch-tone telephone, with a toll-free call to the number listed on your proxy card;

- by mail, by sending the enclosed proxy card, signed and dated;

- via the Internet by following the instructions set forth on your proxy card; or

- in person, by attending the Meeting.

Whichever method you choose, please take the time to read the full text of the enclosed Joint Proxy Statement/Prospectus before you vote.

Q. **If I hold FAV shares directly and not in "street name" through a broker-dealer, how will I receive my shares of FTHI received pursuant to the Merger?**

A. Because shares of FTHI will not be certificated, you will need to establish a brokerage account that will hold your shares of FTHI received pursuant to the Merger. If you do not designate a brokerage account, you may be limited in your ability to sell your shares of FTHI received pursuant to the Merger in the secondary market until such account is designated.

Q. **Whom should I call for additional information about the Joint Proxy Statement/Prospectus?**

A. Please call AST Fund Solutions LLC, the Funds' proxy solicitor, at (866) 416-0554.

FIRST TRUST DIVIDEND AND INCOME FUND
FIRST TRUST HIGH INCOME ETF

120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON _____, 2016

_____, 2016

To the Shareholders of First Trust Dividend and Income Fund and First Trust High Income ETF:

Notice is hereby given that a Joint Special Meeting of Shareholders (the "Meeting") of First Trust Dividend and Income Fund ("FAV"), a Massachusetts business trust, and First Trust High Income ETF ("FTHI"), a series of First Trust Exchange-Traded Fund VI ("First Trust ETF VI"), a Massachusetts business trust, will be held at the offices of First Trust Advisors L.P., 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, on _____, 2016, at [   ] a.m. Central time, to consider the following (the "Proposals"):

(1) for FAV shareholders, to approve an Agreement and Plan of Merger by and among FAV, First Trust ETF VI, on behalf of FTHI, and Liberty Street Merger Sub, LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of FTHI (the "Merger Sub"), and the transactions it contemplates, including the merger of FAV with and into the Merger Sub, with shares of FAV being converted into shares of FTHI, and the subsequent liquidation of the Merger Sub (collectively, the "Merger"); and

(2) for FTHI shareholders, to approve the issuance of shares of FTHI in the Merger in accordance with the applicable rules of The Nasdaq Stock Market LLC.

The persons named as proxies will vote in their discretion on any other business that may properly come before the Meeting and any adjournments or postponements thereof.

Holders of record of shares of FAV and FTHI at the close of business on _____, 2016 are entitled to notice of and to vote at the Meeting and at any adjournments or postponements thereof.


By order of the Board of Trustees of FAV and FTHI,

/s/ W. Scott Jardine
   W. Scott Jardine
Secretary


SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE REQUESTED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE CONTINENTAL UNITED STATES. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE SET FORTH ON THE NEXT PAGE. IF YOU NEED ANY ASSISTANCE, OR HAVE ANY QUESTIONS REGARDING YOUR FUND'S PROPOSAL OR HOW TO VOTE YOUR SHARES, CALL AST FUND SOLUTIONS LLC AT (866) 416-0554 WEEKDAYS FROM 9:00 A.M. TO 10:00 P.M. EASTERN TIME.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and help you to avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration	**Valid Signature**
Corporate Accounts	
(1) ABC Corp.	ABC Corp.
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Director
Partnership Accounts	
(1) The XYZ Partnership	Jane B. Smith, Partner
(2) Smith and Jones, Limited Partnership	Jane B. Smith, General Partner
Trust Accounts	
(1) ABC Trust Account	Jane B. Doe, Director
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John B. Smith, Cust. f/b/o John B. Smith Jr. UGMA/ UTMA	John B. Smith
(2) Estate of John B. Smith	John B. Smith, Jr., Executor

IMPORTANT INFORMATION FOR SHAREHOLDERS OF
FIRST TRUST DIVIDEND AND INCOME FUND
AND
FIRST TRUST HIGH INCOME ETF

This document contains a Joint Proxy Statement/Prospectus and is accompanied by a proxy card. A proxy card is, in essence, a ballot. When you vote your proxy, it tells us how to vote on your behalf on an important issue relating to your fund. If you complete and sign the proxy card and return it to us in a timely manner (or tell us how you want to vote by touch-tone telephone or via the Internet), we'll vote exactly as you tell us. If you simply sign and return the proxy card without indicating how you wish to vote, we'll vote it in accordance with the recommendation of the Board of Trustees as indicated on the cover of the Joint Proxy Statement/Prospectus.

We urge you to review the Joint Proxy Statement/Prospectus carefully and either fill out your proxy card and return it to us by mail or vote by touch-tone telephone or via the Internet. Your prompt return of the enclosed proxy card (or your voting by touch-tone telephone or via the Internet) may save the necessity and expense of further solicitations.

We want to know how you would like to vote and welcome your comments. Please take a few minutes to read these materials and return your proxy card to us.

If you have any questions, please call AST Fund Solutions LLC, the proxy solicitor for First Trust Dividend and Income Fund and First Trust High Income ETF, at the special toll-free number we have set up for you (866) 416-0554.

The information contained in this Joint Proxy Statement/Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Joint Proxy Statement/Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY ~~__,~~27, 2016

FIRST TRUST DIVIDEND AND INCOME FUND (FAV)
FIRST TRUST HIGH INCOME ETF (FTHI)

120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187
(630) 765-8000

JOINT PROXY STATEMENT/PROSPECTUS

__________, 2016

This Joint Proxy Statement/Prospectus is being furnished to shareholders of First Trust Dividend and Income Fund (“FAV”), a Massachusetts business trust that is a closed-end management investment company, and First Trust High Income ETF (“FTHI”), an exchange-traded fund organized as a separate series of First Trust Exchange-Traded Fund VI, an open-end management investment company (“First Trust ETF VI”), in connection with a Joint Special Meeting of Shareholders (the “Meeting”) called by the Board of Trustees of each Fund (the Boards of Trustees of FAV and First Trust ETF VI are comprised of the same five individuals and, in each case, as well as collectively, are referred to herein as the “Board of Trustees”) to be held at the offices of the Funds, 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187, on __________, 2016, at [ ] a.m. Central time, as may be adjourned or postponed, to consider the proposals listed below, as applicable, and discussed in greater detail elsewhere in this Joint Proxy Statement/Prospectus. FAV and FTHI are referred to herein collectively as the “Funds” and each is referred to herein individually as a “Fund.”

This Joint Proxy Statement/Prospectus explains concisely what you should know before voting on the proposals described in this Joint Proxy Statement/Prospectus or investing in FTHI. Please read it carefully and keep it for future reference.

At the Meeting, the shareholders of FAV and FTHI will be asked to approve the proposal applicable to their Fund, as described below:

Proposal No. 1: for FAV shareholders, to approve an Agreement and Plan of Merger by and among FAV, First Trust ETF VI, on behalf of FTHI, and Liberty Street Merger Sub, LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of FTHI (the “Merger Sub”), the form of which is attached to this Joint Proxy Statement/Prospectus as Exhibit A (the “Plan”), and the transactions it contemplates, including the merger of FAV with and into the Merger Sub, with shares of FAV being converted into shares of FTHI, and the subsequent liquidation of the Merger Sub, as

described herein and provided for in the Plan (collectively, the "Merger"); and

Proposal No. 2:   for FTHI shareholders, to approve the issuance of shares of FTHI in the Merger in accordance with the applicable rules of The Nasdaq Stock Market, LLC ("Nasdaq").

The Board of Trustees has unanimously approved each proposal as being in the best interests of the respective Fund, and unanimously recommends that you vote **FOR** the proposal applicable to your Fund. The Board of Trustees believes that current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell the FTHI shares they receive in the Merger at or close to net asset value while also allowing FAV's shareholders the opportunity to continue their investment in an equity income strategy. In addition, as FTHI pays a lower management fee than FAV, FTHI is expected to maintain a lower total operating expense ratio than FAV following the Merger. The Board of Trustees also believes an increase in the number of FTHI shares outstanding as a result of the Merger may help FTHI's trading profile.

The proposed Merger seeks to combine the Funds, which have similar investment objectives, strategies and risks, but also have important distinctions. The Plan provides for the merger of FAV with and into the Merger Sub, with shares of FAV being converted into newly issued shares of FTHI (with cash being distributed in lieu of any fractional shares of FTHI). As a result, all of the assets of FAV will be transferred to the Merger Sub and the Merger Sub will assume all of the liabilities of FAV. As soon as practicable following the completion of the merger, the Merger Sub will by liquidated and distribute its assets to FTHI and FTHI will assume the liabilities of the Merger Sub, in complete liquidation and dissolution of the Merger Sub under Massachusetts law. The aggregate net asset value of FTHI shares received by the shareholders of FAV in the Merger will equal the aggregate net asset value (and not the market value) of the FAV shares held by such shareholders, each as of the close of regular trading on the New York Stock Exchange (the "NYSE") on the business day immediately prior to the closing of the merger of FAV with and into the Merger Sub (the "Valuation Time"), less any remaining applicable costs of the Merger. Through the Merger, shares of FAV would be exchanged on a tax-free basis for federal income tax purposes for shares of FTHI. In the event that shareholders of FAV do not approve the Merger or shareholders of FTHI do not approve the issuance of shares of FTHI to be issued in the Merger, each Fund will continue to exist and operate on a stand alone basis and the Board of Trustees may take such other actions, if any, that it deems to be in the best interests of the respective Fund.

The securities offered by this Joint Proxy Statement/Prospectus have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"), nor has the SEC passed upon the accuracy or adequacy of this Joint Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

FTHI lists and trades its shares on Nasdaq. Shares of FTHI are not redeemable individually and therefore liquidity for individual shareholders of FTHI will be realized only through a sale on Nasdaq at market prices that may differ to some degree from the net asset value of the FTHI shares. Reports, proxy materials and other information concerning FTHI can be inspected at the offices of Nasdaq.

Additional information about FAV and FTHI has been filed with the SEC. This information, including the documents incorporated by reference into this Joint Proxy Statement/Prospectus as noted below, is available upon oral or written request at no charge by calling First Trust Advisors L.P. ("First Trust") at (800) 621-1675 or by writing to First Trust at 120 E. Liberty Drive, Suite 400, Wheaton, Illinois 60187. In addition, each Fund will furnish, without charge, a copy of its most recent Annual Report or Semi-Annual Report to a shareholder upon request. Additional information regarding FTHI is included in the prospectus of FTHI referenced below, a copy of which is delivered together with this Joint Proxy Statement/Prospectus.

The following documents have been filed with the SEC and are incorporated into this Joint Proxy Statement/Prospectus by reference:

(i) the prospectus of FTHI, dated February 1, 2016, relating to shares of FTHI;

(ii) the Statement of Additional Information relating to the proposed Merger, dated _____, 2016 (the "Merger SAI");

(iii) the Statement of Additional Information of FTHI, dated February 1, 2016, a copy of which is included with the Merger SAI (the "FTHI SAI");

(iv) the audited financial statements and related independent registered public accounting firm's report for FTHI and the financial highlights for FTHI contained in FTHI's Annual Report to Shareholders for the fiscal year ended September 30, 2015 (SEC File No. 811-22717);

(v) the audited financial statements and related independent registered public accounting firm's report for FAV and the financial highlights for FAV contained in FAV's Annual Report to Shareholders for the fiscal year ended November 30, 2015 (SEC File No. 811-22080); and

(vi) the unaudited financial statements for FTHI and the financial highlights for FTHI contained in FTHI's Semi-Annual Report to Shareholders for the six months ended March 31, 2016 (SEC File No. 811-22717).

No other parts of the Funds' Annual or Semi-Annual Reports are incorporated by reference herein.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), and in accordance therewith are required to file reports and other information with the SEC. Reports, proxy statements, registration statements and other information filed by the Funds, including the Registration Statement on Form N-14 relating to the shares of FTHI of which this Joint Proxy Statement/Prospectus is a part, may be inspected without charge and copied (for a duplication fee at prescribed rates) at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. You may call the SEC at (202) 551-8090 for information about the operation of the public reference room. You may obtain copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549. You may also access reports and other information about the Funds on the EDGAR database on the SEC's Internet website at http://www.sec.gov. Reports, proxy materials and other information concerning FAV may be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, and reports, proxy materials and other information concerning FTHI may be inspected at the offices of Nasdaq, 165 Broadway, New York, New York 10006.

This Joint Proxy Statement/Prospectus serves as a prospectus of FTHI in connection with the issuance of the FTHI common shares in the Merger. In this connection, no person has been authorized to give any information or make any representation not contained in this Joint Proxy Statement/Prospectus and, if so given or made, such information or representation must not be relied upon as having been authorized. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

INTRODUCTION

This Joint Proxy Statement/Prospectus, along with the Notice of Joint Special Meeting of Shareholders and the proxy card, is being mailed to shareholders of FAV and FTHI on or about _____, 2016. Much of the information is required to be disclosed under rules of the SEC. If there is anything you don't understand, please contact AST Fund Solutions LLC, proxy solicitor for the Funds, at (866) 416-0554.

Shareholders of record as of the close of business on _____, 2016 (the "Record Date") are entitled to notice of and to vote at the Meeting and any and all adjournments or postponements thereof. If you are unable to attend the Meeting or any adjournment or postponement thereof, the Board of Trustees requests that you vote your shares by completing and returning the enclosed proxy card or by recording your voting instructions by telephone or via the Internet. On the matters coming before the Meeting as to which a choice has been specified by shareholders on the accompanying proxy card, the shares will be voted accordingly where such proxy card is properly executed and not properly revoked. If a proxy is returned and no choice is specified, the shares will be voted FOR the applicable proposal. Shareholders who execute proxies or provide voting instructions by telephone or by Internet may revoke them at any time before a vote is taken on the proposal by filing with the applicable Fund a written notice of revocation, by delivering a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A prior proxy can also be revoked by voting again through the toll-free number or the Internet address listed in the proxy card. Merely attending the Meeting, however, will not revoke any previously submitted proxy. Shareholders who intend to attend the Meeting will need to show valid identification and proof of share ownership to be admitted to the Meeting.

AST Fund Solutions LLC has been engaged to assist in the solicitation of proxies for the Funds, at an estimated cost to the Funds of approximately $48,000, plus expenses. As the date of the Meeting approaches, certain shareholders of the Funds may receive a telephone call from a representative of AST Fund Solutions LLC if their votes have not yet been received. Authorization to permit AST Fund Solutions LLC to execute proxies may be obtained by telephonic instructions from shareholders of the Funds. Proxies that are obtained telephonically will be recorded in accordance with the procedures described below. The Board of Trustees believes that these procedures are reasonably designed to ensure that both the identity of the shareholder casting the vote and the voting instructions of the shareholder are accurately determined.

In all cases where a telephonic proxy is solicited, the representative of AST Fund Solutions LLC is required to ask for each shareholder's full name and address, or zip code, or both, and to confirm that the shareholder has received the proxy materials in the mail. If the shareholder is a corporation or other entity, the representative is required to ask for the person's title and confirmation that the person is authorized to direct the voting of the shares. If the information solicited agrees with the information provided to AST Fund Solutions LLC, then the representative has the responsibility to explain the process, read the applicable proposal on the proxy card, and ask for the shareholder's instructions on the proposal. Although the representative is permitted to answer questions about the process, he or she is not permitted to recommend to the shareholder how to vote, other than to read any recommendation set forth in this Joint Proxy Statement/Prospectus. AST Fund Solutions LLC will record the shareholder's instructions on the proxy card. Within 72 hours, the shareholder will be sent a letter or mailgram to confirm his or her vote and asking the shareholder to call AST Fund Solutions LLC immediately if the shareholder's instructions are not correctly reflected in the confirmation.

Please see the instructions on your proxy card for touch-tone telephone or Internet voting. Shareholders will have an opportunity to review their voting instructions and make any necessary changes before submitting their voting instructions and terminating their telephone call or before submitting their voting instructions via the Internet.

Under the By-Laws of each of FAV and FTHI, a quorum for the transaction of business is constituted by the presence in person or by proxy of the holders of at least thirty-three and one-third percent (33-1/3%) of the voting power of the outstanding shares of the respective Fund entitled to vote at the Meeting. For purposes of establishing whether a quorum is present, all shares present and entitled to vote, including abstentions and broker non-votes (*i.e.*, shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter), are counted.

If a quorum is not present, the chair of the Meeting or person presiding thereat, as applicable, may adjourn the Meeting from time to time until a quorum is present. In the case of FAV, in the event that a quorum is present but sufficient votes in favor of the proposal applicable to FAV have not been received, the chair of the Meeting may adjourn the Meeting or, upon motion of the chair of the Meeting, the question of adjournment may be submitted to a vote of the shareholders of FAV, and, in that case, any adjournment must be approved by the vote of holders of a majority of the shares of FAV present and entitled to vote with respect to the matter to be adjourned. In the case of FTHI, in the event that a quorum is present but sufficient votes in favor of the proposal applicable to FTHI have not been received, the Meeting may, by motion of the person presiding thereat, be adjourned when such adjournment is approved by the vote of holders of shares of FTHI representing a majority of the voting power of the shares of FTHI present and entitled to vote with respect to the matter to be adjourned, and voting on the adjournment. Unless a proxy is otherwise limited in this regard, any shares of FAV and FTHI present and entitled to vote at the Meeting that are represented by broker non-votes may, at the discretion of the proxies named therein, be voted in favor of adjournment.

Broker-dealer firms holding shares of a Fund in "street name" for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on the applicable proposal. The NYSE has taken the position that broker-dealers that are members of the NYSE and that have not received instructions from a customer prior to the date specified in the broker-dealer's request for voting instructions may not vote such customer's shares on either proposal being considered at the Meeting. Broker-dealers who are not members of the NYSE may be subject to other rules, which may or may not permit them to vote customer shares without instruction. Nasdaq has taken the position that a broker-dealer that is a member of Nasdaq may give a proxy to vote any stock pursuant to the rules of any national securities exchange (such as the NYSE) of which it is a member.

The affirmative vote of a majority of the outstanding voting securities of FAV is required to approve Proposal No. 1 relating to the Plan as set forth on the cover of this Joint Proxy Statement/Prospectus. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the Meeting, if the holders of more than 50% of such outstanding shares are present in person or represented by proxy; or (ii) more than 50% of such outstanding shares of the Fund. The vote of a majority of the total votes cast by FTHI shareholders is required to approve Proposal No. 2 relating to the issuance of FTHI shares in the Merger as set forth on the cover of this Joint Proxy Statement/Prospectus. For purposes of determining the approval of the Plan and the Merger it contemplates by FAV shareholders, abstentions and broker non-votes will have the effect of a vote against such proposal. For purposes of determining the approval of the issuance of FTHI shares in the Merger, abstentions and broker non-votes will have no effect on the proposal.

Proxy solicitations will be made, beginning on or about _____, 2016, primarily by mail, but such solicitations may also be made by telephone or personal interviews conducted by (i) officers of FAV and FTHI, as applicable; (ii) AST Fund Solutions LLC, the Funds' proxy solicitor that will provide proxy solicitation services in connection with the proposals set forth herein; (iii) First Trust, the investment adviser of the Funds; (iv) BNY Mellon Investor Servicing (US) Inc. ("BONY"), the administrator, accounting agent and transfer agent of FAV; (v) Brown Brothers Harriman & Co., the administrator accounting agent, custodian and transfer agent of FTHI; or (vi) any affiliates of those entities.

The direct expenses associated with the preparation of the proposals and of the proxy solicitation activities with respect thereto, including the costs incurred in connection with the preparation of this Joint Proxy Statement/Prospectus and its enclosures, will be paid by the Funds on a pro rata basis based on the value of the respective assets held in each Fund. The Funds will also reimburse brokerage firms and others for their expenses in forwarding solicitation material to the beneficial owners of Fund shares. The total amount of these normal expenses is expected to be approximately $325,000. First Trust has agreed to reimburse FTHI for 75% of the normal, direct expenses allocated to FTHI.

The indirect expenses of the Merger, primarily relating to the costs of deleveraging the Fund prior to the Merger, will be borne by FAV and are expected to be nominal. As a result of the value of the respective assets held in each Fund and the cost sharing agreement referenced above, FAV and ultimately its shareholders will bear substantially all of the direct and indirect costs and expenses incurred by FAV and FTHI in connection with the Merger. FAV expects to and currently believes it will be able to sell all of the debt securities in its portfolio prior to completion of the Merger. As of the fiscal year ended November 30, 2015, FAV had outstanding borrowings of approximately $20.8 million.

As of the Record Date, [   ] shares of FAV were outstanding and [   ] shares of FTHI were outstanding. Shareholders of record on the Record Date are entitled to one vote for each share of FAV or FTHI the shareholder owns.

A. Synopsis

The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus with respect to the proposed Merger and is qualified in its entirety by reference to the more complete information contained in this Joint Proxy Statement/Prospectus and in the Merger SAI and the appendices thereto. Shareholders should read the entire Joint Proxy Statement/Prospectus carefully. Certain capitalized terms used but not defined in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus.

The Proposed Merger

The Board of Trustees, including the trustees who are not "interested persons" of the Funds (as defined in the 1940 Act), has unanimously approved the proposed Merger, including the Plan. If the shareholders of FAV approve the Plan (as set forth under Proposal No. 1) and the shareholders of FTHI approve the issuance of additional shares of FTHI in connection with the Merger (as set forth under Proposal No. 2), FAV will merge with and into the Merger Sub, with shares of FAV being converted into shares of FTHI, and, as soon as practicable thereafter, the Merger Sub will dissolve under state law and be liquidated into FTHI. In connection with the Merger, FTHI will issue to FAV shareholders book entry interests for the shares of FTHI registered in a "street name" brokerage account held for the benefit of such shareholders. FAV will then terminate its registration under the 1940 Act. The aggregate net asset value of FTHI shares received by an FAV shareholder in the Merger will equal the aggregate net asset value (and not the market value) of the FAV shares held by such shareholder as of the Valuation Time, less any remaining applicable costs of the Merger (although FAV shareholders may receive cash for their fractional shares). Through the Merger, shares of FAV would be exchanged on a tax-free basis for federal income tax purposes for shares of FTHI. **Like shares of FAV, shares of FTHI are not deposits or obligations of, or guaranteed or endorsed by, any financial institution, are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involve risk, including the possible loss of the principal amount invested.**

Background and Reasons for the Proposed Merger

Shares of FAV have historically traded at market prices that are below their net asset value. Since FAV's inception, FAV's Board of Trustees and FAV's management have regularly monitored the trading discount and considered a variety of alternatives to reduce or eliminate the discount. For example, the Fund changed its investment strategy to allow for investments in the Senior Loan/High Yield Debt Component (as defined below) of the portfolio and used leverage in an effort to increase cash flow to support a higher distribution. In addition, management of FAV has been seeking to develop other viable approaches to address the discount while maintaining FAV's investment strategy. The Board of Trustees noted that FAV's discount had widened during 2015, and on multiple occasions during 2015 and early 2016, First Trust discussed with the Board of Trustees potential options for addressing FAV's trading discount, including potential combinations with other funds.

In January 2016, FAV received a letter dated January 15, 2016 from a fund controlled by Bulldog Investors, LLC (together with all funds and accounts controlled by Bulldog Investors, LLC, collectively, "Bulldog"), purporting to nominate two individuals for election at the 2016 annual meeting of shareholders of FAV and informing FAV of its intent to appear at the meeting and submit the following proposal for a vote by shareholders: "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value." The Bulldog nominations and proposal are collectively referred to as the "Bulldog Proposals." On March 18, 2016, FAV, First Trust, and Bulldog entered into a standstill agreement (the "Standstill Agreement"). Under the Standstill Agreement, Bulldog agreed to withdraw the Bulldog Proposals and, subject to limited exceptions for FAV shares held by certain closed-end funds managed by Bulldog, Bulldog agreed to vote or cause to be voted all shares of FAV for which it has the power to vote or to direct the vote, or shares the power to vote, in favor of the Merger. Further, through December 31, 2017, with respect to the Funds, any successor fund to the Funds and any other closed-end management investment companies currently advised by First Trust, Bulldog has agreed to be bound by certain "standstill" covenants including, among other things, to generally refrain from certain activist activities with respect to the Funds or other closed-end management investment companies currently advised by First Trust, subject to the closing of the Merger on or prior to October 31, 2016.

Board Considerations Relating to the Proposed Merger

Based on information provided by First Trust, the Board of Trustees considered the following factors, among others, in determining to recommend that shareholders of FAV approve the Plan and the Merger it contemplates:

- *Ability to Obtain Net Asset Value for FAV Shares*. The proposed Merger may have the effect of allowing shareholders of FAV to obtain net asset value or near net asset value for their shares (for shareholders who become shareholders of FTHI as a result of the Merger). The Board of Trustees considered that ETFs (including FTHI) historically trade at or very close to their net asset value, and noted that after the Merger, current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell their FTHI shares at or close to net asset value.

- *Comparison of Fees and Expense Ratios*. The Board of Trustees noted that FTHI has a unitary management fee and that the unitary management fee of FTHI would not change as a result of the Merger. The Board of Trustees considered that the unitary management fee was lower than the advisory fee and expense ratio of FAV and that FAV shareholders were expected to enjoy cost savings as a result of the Merger.

- *Compatibility of Investment Objectives and Policies*. The Board of Trustees noted that FAV and FTHI have similar primary investment objectives that focus on the provision of current income. The Board of Trustees noted that each Fund's secondary investment objective is to provide capital appreciation. The Board of

Trustees noted that both Funds invest in equity securities and write (sell) call options to generate additional premium income.

- *Fund Performance and Distribution Rates.* The Board of Trustees reviewed the performance of FAV and FTHI, noting that while FTHI commenced operations in 2014 and therefore has a limited performance record, its performance returns for the 1-month, 3-month, 6-month and 1-year periods ended January 31, 2016 were favorable to the performance returns of FAV over the same periods. The Board of Trustees also compared the Funds' distribution rates, noting that FAV has a higher common share distribution rate than FTHI primarily as a result of FAV's use of leverage.

- *Anticipated Tax-Free Reorganization; Capital Loss Carryforwards.* The Board of Trustees noted First Trust's statement that the Merger will be structured with the intention that it qualify as a tax-free reorganization for federal income tax purposes and that FAV and FTHI will obtain an opinion of counsel substantially to this effect (based on certain factual representations and certain customary assumptions). In addition, the Board of Trustees noted First Trust's statement that a portion of FAV's capital loss carryforwards could be transferred to FTHI in the Merger.

- *Improved Trading and Liquidity.* The Board of Trustees considered that the Merger was expected to result in an increase in the size and common share float of FTHI, which in turn may result in increased trading volume of FTHI shares, improved liquidity and narrower bid-ask spreads.

- *ETF Structure.* The Board of Trustees considered the favorable tax attributes of ETFs, that shareholders of FAV who become shareholders of FTHI as a result of the Merger will continue to receive the benefit of intra-day liquidity and that ETFs can generally remain fully invested because they do not redeem individual shares and typically redeem Creation Unit Aggregations on an in-kind basis.

- *Expenses of the Merger.* The Board of Trustees noted that the direct costs of the Merger were proposed to be allocated to FAV and FTHI in accordance with their respective net asset values at the time of the Merger. The Board of Trustees noted that FAV would bear the entirety of the costs allocated to it but that FTHI would bear only 25% of the costs allocated to it, with First Trust agreeing to bear the remaining 75% of such costs. The Board of Trustees determined that the benefits expected to be realized by FAV and FTHI would justify the costs to be borne by each Fund.

- *Avoidance of Proxy Contest and Negotiation of Standstill Agreement.* The Board of Trustees considered the potential costs and expenses to FAV of a proxy contest that might be conducted by Bulldog or its affiliates and that these costs and expenses would likely be avoided if the Merger were approved. The Board of Trustees also considered the benefits to FAV and FTHI of the negotiation of the Standstill Agreement with Bulldog.

- *Terms and Conditions of the Plan*. The Board of Trustees also considered the terms and conditions of the Plan and whether the Merger would result in the dilution of the interests of existing shareholders of FAV and FTHI in light of the basis on which shares of FTHI will be issued to FAV as contemplated in the Plan.

Please see "Information About the Merger—Background and Trustees' Considerations Relating to the Proposed Merger" below for a further discussion of the deliberations and considerations undertaken by the Board of Trustees in connection with the proposed Merger.

The Board of Trustees has concluded that the Merger is in the best interests of FAV and FTHI and the interests of the existing shareholders of FAV and FTHI will not be diluted as a result of the Merger. In the event that shareholders of FAV do not approve the Merger (or shareholders of FTHI do not approve the issuance of shares of FTHI to be issued in the Merger), each Fund will continue to exist and operate on a stand alone basis and the Board of Trustees may take such other actions, if any, that it deems to be in the best interests of the respective Fund.

Material Federal Income Tax Consequences of the Merger

For federal income tax purposes, no gain or loss is expected to be recognized by FAV or its shareholders as a direct result of the Merger other than with respect to the cash paid for fractional shares as explained below. Any capital gains realized prior to the Merger will be distributed to FAV's shareholders as capital gain dividends (to the extent of net realized long-term capital gains distributed) and/or ordinary dividends (to the extent of net realized short-term capital gains distributed) during or with respect to the year of sale, and such distributions will be taxable to FAV's shareholders. Through the Merger, FAV shares will be exchanged, on a tax-free basis for federal income tax purposes, for shares of FTHI with an equal aggregate net asset value, and FAV shareholders will become shareholders of FTHI. In lieu of receiving a fractional share of FTHI, FAV shareholders will receive an amount in cash equal to the net asset value of such fractional share. Please note that FAV shareholders may incur certain tax liabilities if they receive cash in lieu of fractional shares.

Comparison of the Funds

General. FAV is a diversified, closed-end management investment company organized as a Massachusetts business trust on June 14, 2007. FTHI is a non-diversified, actively managed ETF that was created as a series of First Trust ETF VI, an open-end management investment company organized as a Massachusetts business trust, on January 6, 2014. The following sets forth generally some of the primary differences between a closed-end fund (such as FAV) and an ETF (such as FTHI).

Closed-End Funds	Exchange-Traded Funds
Closed-end funds generally do not redeem their outstanding shares or engage in the continuous sale of new shares, and shares of closed-end funds typically are traded on a securities	Similar to most closed-end funds, ETFs trade their shares on a securities exchange, and persons wishing to buy or sell shares generally may do so through a broker-dealer and pay and receive the

exchange. Thus, persons wishing to buy or sell closed-end fund shares generally must do so through a broker-dealer and pay or receive the market price per share (plus or minus any applicable commissions). The market price may be more (a premium) or less (a discount) than the net asset value per share of the closed-end fund.

In addition, closed-end funds generally have greater flexibility than ETFs to make certain types of investments and to use certain investment strategies.

market price per share (plus or minus any applicable commissions). Unlike a closed-end fund, ETFs also issue and redeem shares on a continuous basis, at net asset value, in large blocks consisting of a specified number of shares, referred to as "Creation Units." Creation Units of FTHI will generally be issued and redeemed in-kind for securities in which FTHI invests. Except when aggregated in Creation Units, FTHI shares are not redeemable securities of FTHI. First Trust Portfolios L.P. serves as the principal underwriter of the Creation Units of FTHI. For more information on the procedures for purchasing and redeeming Creation Units of FTHI, please see "Capital Stock; Share Purchase, Redemption and Pricing; Underwriters" in the Merger SAI.

These ETF features are designed to protect ongoing shareholders from adverse effects that could arise from frequent cash creation and redemption transactions such as those that occur in a conventional mutual fund. In conventional mutual funds, redemptions can have an adverse tax impact on taxable shareholders because of a mutual fund's frequent need to sell portfolio securities to obtain cash to meet fund redemptions. These sales may generate taxable gains for the shareholders of the mutual fund, whereas the in-kind Creation Unit redemption mechanism of FTHI generally will not lead to a tax event for FTHI or its ongoing shareholders. As a practical matter, only broker-dealers or large institutional investors with creation and redemption agreements, called "Authorized Participants," can purchase or redeem these Creation Units. Shares of FTHI are traded on Nasdaq to provide liquidity for purchasers of FTHI shares in amounts less than the size of a Creation Unit. The market price of FTHI shares on Nasdaq may be equal to, more or less than the net asset value per share, but shares of ETFs typically trade in a range closer to net asset value per share than do shares of closed-end funds.

Investment Objectives, Policies and Strategies. The investment objectives and strategies of FAV and FTHI are similar, but have some important distinctions, each as discussed and summarized below. The principal similarities between the investment strategies of FAV and FTHI are as follows: (i) each Fund invests primarily in U.S. equity securities and non-U.S. equity securities that are either directly listed on a U.S. securities exchange or are listed on a U.S. securities exchange in the form of American depositary receipts ("ADRs") or global depositary receipts (GDRs"); (ii) each Fund favors dividend paying equity securities; (iii) each Fund invests in multi-cap equity securities; and (iv) each Fund may engage in an option strategy consisting of writing (selling) U.S. exchange-traded covered call options in order to seek additional cash flow from the premiums received from selling the call options. The primary differences between the investment strategies of FAV and FTHI are as follows: (i) in addition to writing call options on the Index, FAV may further write call options on other equity indices as well as on individual U.S. exchange traded equity securities; (ii) in addition to investing in equity securities, FAV may further invest in debt securities and senior secured floating rate loans as a principal part of its investment strategy; and (iii) FAV may employ leverage. As a result of such differences, FAV is subject to the additional risks associated with such additional investments and strategies. FAV is also sub-advised by Chartwell Investment Partners, LLC, which provides the day-to-day management of FAV's equity securities and option strategy. First Trust manages the Senior Loan/High Yield Debt Component strategy of FAV, but this strategy is not part of FTHI's investment strategy. The similarities and differences between the Funds' investment objectives, principal strategies and policies and non-principal and other investment strategies and policies are highlighted below.

Each Fund's investment objectives are a fundamental policy of the Fund and may not be changed without the approval of a "majority of the outstanding voting securities" of the respective Fund. A "majority of the outstanding voting securities" means the lesser of (i) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented, or (ii) more than 50% of the outstanding shares.

Each Fund's complete portfolio holdings as of the end of the first and third fiscal quarters are filed on Form N-Q with the SEC.

FAV	FTHI
Investment Objectives	
The primary investment objective of FAV is to seek a high level of current income. FAV has a secondary objective of capital appreciation.	The primary investment objective of FTHI is to provide current income. FTHI's secondary investment objective is to provide capital appreciation.
Principal Investment Strategies and Policies	
FAV seeks to achieve its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of dividend paying multi-cap equity securities, debt securities and senior, secured floating rate loans ("Senior	FTHI pursues its investment objectives by investing in equity securities listed on U.S. exchanges and by utilizing an "option strategy" consisting of writing (selling) U.S. exchange-traded call options on the Index. In certain instances, FTHI may also write call

FAV	FTHI

FAV

Loans") that offer the potential for attractive income and/or capital appreciation.

FAV's portfolio consists of two components: (i) the "Equity Component," which consists primarily of equity securities of both U.S. and non-U.S. issuers of any market capitalization that are readily traded on a registered U.S. national securities exchange ("Equity Securities"), and (ii) the "Senior Loan/High Yield Debt Component," which primarily consists of (a) Senior Loans and (b) debt securities that are rated below investment grade (*i.e.*, "junk bonds") or unrated at the time of purchase and deemed to be of comparable credit quality ("High Yield Debt Securities").

The Equity Securities in which FAV may invest include common stocks, preferred securities, convertible securities, American Depositary Receipts ("ADRs"), European Depositary Receipts, Global Depositary Receipts ("GDRs"), warrants, real estate investment trusts ("REITs"), master limited partnerships ("MLPs") and investment companies, including ETFs and business development companies ("BDCs").

The Senior Loans in which FAV may invest are made to U.S. and non-U.S. corporations, partnerships and other business entities, including entities from emerging market countries, which operate in various industries and geographical regions. The High Yield Debt Securities in which FAV may invest include obligations typically issued by corporations to borrow money from investors, such as corporate bonds, debentures, notes and other similar types of corporate debt instruments.

On an ongoing and consistent basis, FAV also writes (sells) call options on equity indices and/or Equity Securities within the Equity Component.

FTHI

spreads on the Index. The market value of the option strategy may be up to 20% of FTHI's overall net asset value. The notional value of calls written by FTHI will be generally between 25% and 75% of the overall Fund.

The equity securities held by FTHI may include common stocks, preferred securities, warrants to purchase common stocks or preferred securities, securities convertible into common stocks or preferred securities, and other securities with equity characteristics, such as REITs, MLPs and depositary receipts.

FTHI may invest in non-U.S. securities that are either directly listed on a U.S. securities exchange or in the form of ADRs and GDRs.

As of September 30, 2015, FTHI had significant investments in information technology companies.

FAV	FTHI

Additional Investment Strategies and Policies

Under normal market conditions, FAV (i) will invest a majority of its managed assets in a diversified portfolio of dividend-paying Equity Securities; (ii) may invest up to 25% of its managed assets in U.S. dollar-denominated Equity Securities of non-U.S. issuers; (iii) will not invest more than 20% of its managed assets in MLPs; (iv) may invest up to 10% of its managed assets in Equity Securities of other investment companies (including ETFs and BDCs) that invest primarily in securities of the type in which FAV may invest directly; and (v) may invest up to 100% of the Senior Loan/High Yield Debt Component in below investment grade securities.	In addition to the option strategy, FTHI may invest up to 10% of the market value of its net assets in futures, options, options on futures, total return swaps, credit default swaps and forward contracts. FTHI may utilize such derivatives to enhance return, to hedge some of the risks of its investments in securities, as a substitute for a position in the underlying asset, to reduce transaction costs, to maintain full market exposure (which means to adjust the characteristics of its investments to more closely approximate those of the markets in which it invests), to manage cash flows or to preserve capital. In attempting to enhance returns and/or hedge risks, FTHI may buy and write U.S. exchange-traded options on single stocks included in the portfolio, and/or equity indexes.
In addition to writing (selling) call options, FAV may enter into certain derivative transactions ("Strategic Transactions") to seek to manage the risks of its portfolio securities or for other purposes to the extent First Trust or its sub-adviser determines that the use of Strategic Transactions is consistent with FAV's investment objectives and policies. For instance, the Fund may purchase call options and purchase and sell put options on equity indices and/or Equity Securities within the Equity Component. The market value of FAV's Strategic Transactions, if any, is counted towards FAV's investment, under normal market conditions, of at least 80% of its managed assets in Equity Securities, Senior Loans and High Yield Debt Securities to the extent the Strategic Transactions have economic characteristics similar to such Equity Securities, Senior Loans and High Yield Debt Securities. FAV does not intend to enter into Strategic Transactions as a principal part of its investment strategy.	

Leverage

FAV is authorized to utilize leverage. To the	Aside from FTHI's derivative instruments that may

FAV	**FTHI**
extent leverage is used, FAV is expected to invest the funds raised through leverage in Senior Loans and High Yield Debt Securities. As of the fiscal year ended November 30, 2015, FAV had outstanding borrowings of approximately $20.8 million and, as of June ~~27,~~30, 2016, FAV had outstanding borrowings of approximately $~~15.8~~15.7 million.	include elements of leverage and the potential to utilize temporary borrowings, FTHI generally does not employ leverage.

Trustees and Officers. The Trustees of First Trust ETF VI (of which FTHI is a series) are the same as those of FAV. The following individuals comprise the Board of Trustees of both First Trust ETF VI and FAV: James A. Bowen, Richard E. Erickson, Thomas R. Kadlec, Robert F. Keith and Niel B. Nielson. The Board of Trustees is responsible for the management of the Funds, including supervision of the duties performed by First Trust as an investment adviser to the Funds. In addition, the officers of First Trust ETF VI are the same as those of FAV. See "Management of the Funds" in the Merger SAI for additional information on the trustees and officers of FTHI.

Investment Advisers and Portfolio Managers. First Trust Advisors L.P., 120 East Liberty Drive, Wheaton, Illinois 60187, is the investment adviser to the Funds. In this capacity, First Trust provides certain clerical, bookkeeping and other administrative services to each Fund as well as fund reporting services. In addition to the foregoing, First Trust is also responsible for, in the case of FAV, the day-to-day management of the Senior Loan/High Yield Debt Component and the Fund's leverage, and, in the case of FTHI, the selection and ongoing monitoring of the portfolio securities. Chartwell Investment Partners, LLC is a sub-adviser of FAV and is responsible for the day-to-day management of the Equity Component and the option strategy of FAV. Following the Merger, First Trust will continue in its capacity as the investment adviser of FTHI.

First Trust is a limited partnership with one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation. Grace Partners of DuPage L.P. is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. The Charger Corporation is an Illinois corporation controlled by James A. Bowen, the Chief Executive Officer of First Trust. First Trust discharges is responsibilities subject to the policies of the Board of Trustees of the Funds.

As of March 31, 2016, First Trust served as advisor or sub-advisor to seven mutual fund portfolios, ten exchange-traded funds consisting of 103 series and 16 closed-end funds. It is also the portfolio supervisor of certain unit investment trusts sponsored by First Trust Portfolios L.P., an affiliate of First Trust, 120 East Liberty Drive, Wheaton, Illinois 60187 ("FTP"). FTP specializes in the underwriting, trading and distribution of unit investment trusts and other securities. FTP is the principal underwriter of the shares of FTHI. As of March 31, 2016, First Trust collectively managed or supervised approximately $96 billion through unit investment trusts, exchange traded funds, closed-end funds, mutual funds and separate managed accounts.

Chartwell, located at 1235 Westlakes Drive, Berwyn, Pennsylvania 19312, is an investment adviser registered with the SEC. Founded in 1997, it is a wholly-owned subsidiary of TriState Capital Holdings, Inc. that focuses on institutional, sub-advisory, and private client relationships and is a research-based equity and fixed-income manager with a disciplined, team-oriented investment process. As of March 31, 2016, Chartwell had approximately $8.6 billion in assets under management.

The portfolio management team for FAV consists of Mr. Douglas W. Kugler, CFA, and Mr. Peter M. Schofield, CFA, of Chartwell and Mr. William Housey, CFA, and Mr. Scott D. Fries, CFA, of First Trust.

Mr. Kugler is a Senior Portfolio Manager on Chartwell's large-cap equity portfolio management team and has 19 years of investment industry experience. His areas of focus include the Consumer Discretionary, Industrials, Materials and Technology sectors of the market. He has been a portfolio manager for the Fund since 2007. From 1993 to 2003, he held several positions at Morgan Stanley Investment Management (Miller Anderson & Sherrerd) the last of which was Senior Associate and Analyst for the Large Cap Value team. Mr. Kugler is a member of the CFA (Chartered Financial Analysts) Institute and the CFA Society of Philadelphia. He holds the Chartered Financial Analyst designation. Mr. Kugler earned a Bachelor's degree in Accounting from the University of Delaware.

Mr. Schofield is a Senior Portfolio Manager on Chartwell's large-cap equity portfolio management team and has 32 years of investment industry experience. His areas of focus include Consumer Staples, Health Care, Industrials and Information Technology. From 2005 to 2010, he was a Co-Chief Investment Officer at Knott Capital. From 1996 to 2005, he was a Portfolio Manager at Sovereign Asset Management. Prior to Sovereign Asset Management, he was a portfolio manager at Geewax, Terker & Company. Mr. Schofield holds the Chartered Financial Analyst designation and is a member of the CFA (Chartered Financial Analysts) Institute and the CFA Society of Philadelphia. Mr. Schofield earned a Bachelor's degree in History from the University of Pennsylvania.

Mr. Housey joined First Trust in June 2010 as Senior Portfolio Manager in the Leveraged Finance Investment Team and has nearly 18 years of investment experience. Prior to joining First Trust, Mr. Housey was at Morgan Stanley/Van Kampen Funds, Inc. for 11 years and served as Executive Director and Co-Portfolio Manager. Mr. Housey has extensive experience in portfolio management of both leveraged and unleveraged credit products, including senior loans, high-yield bonds, credit derivatives and corporate restructurings. Mr. Housey received a BS in Finance from Eastern Illinois University and an MBA in Finance as well as Management and Strategy from Northwestern University's Kellogg School of Business. Mr. Housey holds the Chartered Financial Analyst designation.

Mr. Fries joined First Trust in June 2010 as Portfolio Manager in the Leveraged Finance Investment Team and has over 18 years of investment industry experience. Prior to joining First Trust, Mr. Fries spent 15 years and served as Co-Portfolio Manager of Institutional Separately Managed Accounts for Morgan Stanley/Van Kampen Funds, Inc. Mr. Fries received a BA in

International Business from Illinois Wesleyan University and an MBA in Finance from DePaul University. Mr. Fries holds the Chartered Financial Analyst designation.

There are two individuals primarily responsible for portfolio management decisions for FTHI, John Gambla and Rob A. Guttschow.

Mr. Gambla, CFA, FRM, PRM, is a senior portfolio manager for the Alternatives Investment Team at First Trust. Prior to joining First Trust in July 2011, Mr. Gambla was co-Chief Investment Officer at the Nuveen HydePark Group LLC where he started in 2007. While at Nuveen HydePark Group LLC, Mr. Gambla co-directed investment activities including research, product development, trading, portfolio management and performance attribution. Mr. Gambla also led the research systems and infrastructure development for Nuveen HydePark Group LLC. Previously, Mr. Gambla was a Senior Trader and Quantitative specialist at Nuveen Asset Management. While there, he was responsible for trading all derivatives for the 120+ municipal mutual funds with Nuveen Asset Management. Mr. Gambla, has served in a variety of roles throughout his career including: portfolio management, research, business development and strategy development.

Mr. Guttschow, CFA, is a senior portfolio manager for the Alternatives Investment Team at First Trust. Prior to joining First Trust in July 2011, Mr. Guttschow was co-Chief Investment Officer at the Nuveen HydePark Group LLC where he started in 2007. While at Nuveen HydePark Group LLC, Mr. Guttschow co-directed investment activities including research, product development, trading, portfolio management and performance attribution. Previously, Mr. Guttschow was an Overlay Manager and Senior Portfolio Manager at Nuveen Asset Management. While there, he developed Nuveen's buy-side derivative desk for fixed income and equity portfolio hedging.

Pursuant to the Investment Management Agreement between First Trust and FAV, First Trust currently receives an annual investment advisory fee equal to 1.00% of FAV's managed assets. Pursuant to the Investment Management Agreement between First Trust and First Trust ETF VI, on behalf of FTHI, First Trust is paid an annual management fee of 0.85% of FTHI's average daily net assets and is responsible for the expenses of FTHI, including the cost of transfer agency, custody, fund administration, legal, audit and other services, but excluding fee payments under the Investment Management Agreement, interest, taxes, brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses. Chartwell receives a monthly sub-advisory fee calculated at an annual rate of 0.50% of FAV's managed assets allocated to Chartwell as the sub-advisor that is paid by First Trust out of its investment advisory fee.

Capitalization

Fund	Authorized Shares	Shares Outstanding[1]	Par Value Per Share	Preemptive, Appraisal or Exchange Rights	Rights to Cumulative Voting	Exchange on which the Shares are Listed
FAV	Unlimited	8,259,517	$0.01	None	None	NYSE
FTHI	Unlimited	350,002	$0.01	None	None	Nasdaq

(1)   As of March 31, 2016.

Comparative Fees and Expenses

The following table sets forth the fees and expenses of investing in shares of FAV and FTHI and the estimated pro forma fees and expenses of FTHI, as the accounting survivor in the Merger, after giving effect to the Merger. Actual expenses of the combined Fund may be higher. As shown below, the proposed Merger is expected to result in a lower total expense ratio for shareholders of FAV who become shareholders of FTHI as a result of the Merger. However, there can be no assurance that the Merger will result in expense savings.

	FAV	FTHI	Pro Forma Combined Fund
Shareholder Fees (fees paid directly from your investment)			
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None[1]	None[2]	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%[3]	0.85%[4]	0.85%[4]
Dividend Reinvestment Plan Fees	None	None	None
Distribution and Service (12b-1) Fees[1]	0.00%	0.00%[5]	0.00%[5]
Interest Payments on Borrowed Funds	0.20%	0.00%	0.00%
Other Expenses[2]	0.64%	0.00%	0.00%
Total Annual Fund Operating Expenses	1.84%	0.85%	0.85%

(1) As a closed-end fund, FAV trades on the NYSE and does not charge a sales load or a redemption fee. When buying or selling Fund shares, investors will incur customary brokerage commissions and charges.

(2) As an ETF, FTHI trades on Nasdaq and does not charge a sales load or a redemption fee on individual Fund shares. When buying or selling Fund shares, investors will incur customary brokerage commissions and charges. Purchasers of Creation Units of FTHI and shareholders redeeming Creation Units of FTHI must pay a standard creation or redemption transaction fee of $750, as applicable.

(3) The management fee of FAV is based on the managed assets of FAV, which is the average daily gross asset value of the Fund (including assets attributable to the Fund's preferred shares, if any, and the principal amount of borrowings, if any), minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than the principal amount of any borrowings incurred, commercial paper or notes issued by FAV). For purposes of determining managed assets for FAV, the liquidation preference of any outstanding preferred shares of the Fund is not treated as a liability. Currently, FAV has no outstanding preferred shares.
(4) The management fee of FTHI is based on the Fund's average daily net assets.
(5) Although FTHI has adopted a 12b-1 plan that permits it to pay up to 0.25% per annum, it will not pay 12b-1 fees at any time before January 31, ~~2017.~~2018.

Example

The following example is intended to help you compare the costs of investing in the shares of FTHI on a pro forma basis following the Merger with the costs of investing in FAV and FTHI without the Merger. An investor would pay the following expenses on a $10,000 investment that is held for the time periods provided in the table, assuming that all dividends and other distributions are reinvested and that Total Annual Fund Operating Expenses remain the same. The example also assumes a 5% annual return. The example should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

	1 Year	3 Years	5 Years	10 Years
FAV	$187	$579	$995	$2,159
FTHI	$91	$329	$586	$1,321
FTHI (pro forma)	$91	$329	$586	$1,321

Distributions and Dividend Reinvestment Policy

FAV distributes at least quarterly all, or substantially all, of its net investment income as dividends and its net long-term capital gains at least annually, if any. FTHI distributes its net investment income monthly and its net realized capital gains at least annually, if any. The most recent quarterly distribution on FAV shares of $0.17 per share were paid to FAV shareholders on April 29, 2016 and equates to $0.68 per share annually, equivalent to an annual yield of ~~7.83~~7.56% based on the closing price of FAV shares on June ~~27,~~30, 2016, and an annual yield of ~~7.72~~7.35% based on the net asset value of FAV shares on June ~~27,~~30, 2016. The most recent monthly distribution on FTHI shares of $0.0775 per share was paid to FTHI shareholders on June 30, 2016 and equates to $0.93 per share annually, equivalent to an annual yield of 4.62% based on the closing price of FTHI shares on June 21, 2016, the day before the ex-dividend date on the most recent distribution, and an annual yield of 4.66% based on the net asset value of FTHI on June 21, 2016. FTHI has not established a dividend reinvestment plan such as the one that FAV currently has in place, but dividends may be reinvested automatically in additional FTHI shares if the broker through whom you hold such shares makes this option available. Such shares will generally be reinvested by the broker based upon the market price of those shares and

investors may be subject to brokerage commissions charged by the broker. FAV has a higher common share distribution rate than FTHI primarily as a result of FAV's use of leverage.

Further Information Regarding the Merger

The Board of Trustees believes that the proposed Merger is in the best interests of each Fund. Accordingly, the Board of Trustees recommends that FAV shareholders vote FOR approval of the Plan and the Merger it contemplates, and the Board of Trustees recommends that FTHI shareholders vote FOR approval of the issuance of FTHI shares in the Merger.

The affirmative vote of a majority of the outstanding voting securities of FAV is required to approve the Plan. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the Meeting, if the holders of more than 50% of such outstanding shares are present in person or represented by proxy; or (ii) more than 50% of such outstanding shares of the Fund. The vote of a majority of the total votes cast by FTHI shareholders is required to approve the issuance of FTHI shares in the Merger.

If the Merger is approved by shareholders of FAV and the issuance of additional shares of FTHI in the Merger is approved by shareholders of FTHI, FAV shareholders will receive confirmation of the approval after the Merger is completed, indicating the number of shares of FTHI such FAV shareholders are receiving as a result of the Merger. Otherwise, FAV shareholders will be notified in the next shareholder report of FAV. If the Merger is completed, the number of shares owned by an FAV shareholder will change following the Merger, as the shareholder will own shares in a different entity. However, the total value of the FTHI shares received by an FAV shareholder as a result of the Merger will equal the total value of the FAV shares held by such shareholder at the Valuation Time, less any remaining applicable costs of the Merger. In lieu of receiving a fractional share of FTHI, FAV shareholders will receive an amount in cash equal to the net asset value of such fractional share.

Because shares of FTHI will not be certificated, FAV shareholders will need to designate a brokerage account that will hold the FTHI shares to be received by the shareholder in the Merger. If FAV shareholders do not designate a brokerage account, they may be limited in the ability to sell their FTHI shares received in the Merger in the secondary market until such account is designated.

B. Risk Factors

Aside from the differences noted below, as investment companies following similar strategies, many of the principal risks applicable to an investment in FAV are also applicable to an investment in FTHI. Shares of each Fund may change in value, and an investor could lose money by investing in either Fund. The Funds may not achieve their investment objectives. **An investment in a Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in a Fund involves risks similar to those of investing in equity securities of any fund traded on an exchange. Risk is inherent in all investing.**

Principal Risks of FTHI

The following specific factors have been identified as the principal risks of investing in FTHI. These risks should be considered by shareholders of FAV in their evaluation of the Merger. An investment in FTHI may not be appropriate for all investors. FTHI is not intended to be a complete investment program. Investors should consider their long-term investment goals and financial needs when making an investment decision with respect to FTHI. Shares of FTHI at any point in time may be worth less than an investor's original investment. As indicated, FAV may also be subject to certain of these risks.

Covered Call Options Risk (also applicable to FAV)

There are various risks associated with the Fund writing (or selling) covered call options. As the writer (seller) of a call option, the Fund would receive cash (the premium) from the purchaser of the option, and the purchaser would have the right to receive from the Fund any appreciation in the underlying security (or the cash value of the index) over the strike price upon exercise. In effect, the Fund would forgo, during the life of the option, the opportunity to profit from increases in the market value of the underlying security or securities held by the Fund with respect to which the option was written above the sum of the premium and the strike price of the call option, but would retain the risk of loss should the price of the underlying security or securities decline. Therefore, the writing (or selling) of covered call options may limit the Fund's ability to benefit from the full upside potential of its investment strategies.

In addition, the value of call options written by the Fund is determined by trading activity in the broad options market and will be affected by, among other factors, changes in the value of the underlying security or securities (including those comprising an index) in relation to the strike price, changes in dividend rates of the underlying security or securities; changes in interest rates; and changes in actual or perceived volatility of the stock market and the underlying security or securities and the time remaining until the expiration date. The value of a call option written by the Fund may be adversely affected if the market for the option is reduced or becomes illiquid. There is no assurance that any options strategy will be successful.

Depositary Receipts Risk (also applicable to FAV)

Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert the equity shares into depositary receipts and vice versa. Such restrictions may cause the equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Derivatives Risk (also applicable to FAV)

FTHI's use of derivatives, such as call options, can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the options. These risks are heightened when FTHI's portfolio managers use options to enhance FTHI's return or as a substitute for a position or security, rather than solely to hedge (or offset) the risk of a position or security held by FTHI. The purchase of stock index options involves the risk that the premium and transaction costs paid by FTHI in purchasing an option will be lost as a result of unanticipated movements in prices of the securities comprising the stock index on which the option is based.

The option positions employed may present additional risk. When selling a call option, FTHI will receive a premium; however, this premium may not be enough to offset a loss incurred by FTHI if the price of the underlying stock or the Index level at the expiration of the call option is above the strike price by an amount equal to or greater than the premium. The value of an option may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock(s). In fact, FTHI's use of options may reduce FTHI's ability to profit from increases in the value of the underlying stock(s).

Equity Securities Risk (also applicable to FAV)

Because FTHI invests in equity securities, the value of FTHI's shares will fluctuate with changes in the value of these equity securities. Equity securities prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of the capital rises and borrowing costs increase.

Information Technology Companies Risk (also applicable to FAV)

Information technology companies are generally subject to the following risks: rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, especially those which are Internet related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Management Risk (also applicable to FAV)

FTHI is subject to management risk because it is an actively managed portfolio. In managing FTHI's investment portfolio, FTHI's investment adviser will apply investment techniques and risk analyses that may not have the desired result. There can be no guarantee that FTHI will meet its investment objectives.

Market Risk (also applicable to FAV)

Market risk is the risk that a particular security owned by FTHI or shares of FTHI in general may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Shares of FTHI could decline in value or underperform other investments.

Non-Diversification Risk

Unlike FAV, FTHI is classified as "non-diversified" under the 1940 Act. As a result, FTHI is only limited as to the percentage of its assets that may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"). FTHI may invest a relatively high percentage of its assets in a limited number of issuers. As a result, FTHI may be more susceptible than FAV to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Non-U.S. Securities Risk (also applicable to FAV)

FTHI holds non-U.S. securities that are either directly listed on a U.S. securities exchange or in the form of depositary receipts. Non-U.S. securities are subject to higher volatility than securities of domestic issuers due to possible adverse political, social or economic developments; restrictions on foreign investment or exchange of securities; lack of liquidity; currency exchange rates; excessive taxation; government seizure of assets; different legal or accounting standards; and less government supervision and regulation of exchanges in foreign countries.

Portfolio Turnover Risk (also applicable to FAV)

FTHI's strategy may frequently involve buying and selling portfolio securities to rebalance FTHI's exposure to various market sectors. High portfolio turnover may result in FTHI paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover risk may cause FTHI's performance to be less than you expect.

Small Fund Risk (also applicable to FAV)

FTHI currently has fewer assets than larger funds, and like other relatively smaller funds, large inflows and outflows may impact FTHI's market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Also, during the initial invest-up period, FTHI may depart from its principal investment strategies and invest a larger amount or all of its assets in cash equivalents or it may hold cash.

Smaller Companies Risk (also applicable to FAV)

Small and/or mid capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Principal Risks of FAV

The investment objectives and strategies of FAV and FTHI are similar, but they also have some important distinctions, as discussed in this Joint Proxy Statement/Prospectus. The principal differences between the investment strategies of FAV and FTHI are as follows: (i) in addition to writing call options on the Index, FAV may further write call options on other equity indices as well as on individual U.S. exchange traded equity securities; (ii) in addition to investing in equity securities, FAV may further invest in debt securities and senior secured floating rate loans as a principal part of its investment strategy; and (iii) FAV may employ leverage. As a result of such differences, FAV is subject to the following additional risks associated with such additional investments and strategies that are not associated with FTHI:

Debt Securities Risk

Debt securities are subject to certain risks, including: (i) issuer risk (the risk that the value of debt securities may decline for a number of reasons which directly relate to the issuer); (ii) interest rate risk (the risk that debt securities will decline in value because of changes in market interest rates); (iii) liquidity risk (the risk that the securities will not be able to be sold at the time desired by FAV or at prices approximating the value at which FAV is carrying the securities on its books); (iv) prepayment risk (the risk that during periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing FAV to reinvest the proceeds from such prepayment in lower yielding securities); and (v) reinvestment risk (the risk that income from FAV's portfolio will decline if FAV invests the proceeds from matured, traded or called bonds at market interest rates that are below FAV portfolio's current earnings rate).

Leverage Risk

The use of leverage by FAV can magnify the effect of any losses. If the income and gains from the securities and investments purchased with leverage proceeds do not cover the cost of leverage, the return to the common shares will be less than if leverage had not been used. Moreover, leverage involves additional risks and special considerations for common shareholders including: (i) the likelihood of greater volatility of net asset value and market price of common shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares of beneficial interest that FAV may pay will reduce the return to the common shareholders or will result in fluctuations in the dividends paid on the common shares; and (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the net asset value of the common shares than if FAV were not leveraged, which may result in a greater decline in the market price of the common shares. In addition, shareholders should be aware that the investment advisory fee payable to First Trust will be, and the sub-advisory fee payable by First Trust to Chartwell may be, higher than if FAV did not use leverage because "managed assets" for purposes of computing such fees includes the proceeds of leverage. There is no assurance that a leveraging strategy will be successful.

Senior Loan Risk

An investment in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Such payment defaults would result in a reduction of income to FAV, a reduction in the value of the investment and a potential decrease in the net asset value of FAV. An economic downturn would generally lead to a higher non-payment rate, and a Senior Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Senior Loan may decline in value or become illiquid, which would adversely affect the Senior Loan's value. There can be no assurance that any collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, FAV could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan.

Additionally, certain Senior Loans may have a lower than first lien priority on collateral of the borrower and, as such, these loans are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to those loans with a higher priority. If FAV acquires a Senior Loan from another lender, for example, by acquiring a participation, FAV may also be subject to credit risks with respect to that lender. Senior Loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes.

As a result, the yield on Senior Loans will generally decline in a falling interest rate environment causing FAV to experience a reduction in the income it receives from a Senior Loan. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. Illiquidity and adverse market conditions may mean that FAV may not be able to sell Senior Loans quickly or at a fair price. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Principal Investment Structure Risks

In addition to the above risks, the differences in the investment structure between FAV as a closed-end fund and FTHI as an ETF further differentiate the risks associated with each Fund. In general terms, shares of closed-end funds are more susceptible to trading at a discount to their net asset value than ETF shares (and, conversely, shares of ETFs are less likely to trade at a premium to their net asset value than closed-end fund shares); there is less transparency into the portfolio holdings of a closed-end fund than an ETF; closed-end funds are more likely than ETFs to generate taxable gains for their shareholders; the use of leverage by closed-end funds may magnify losses and increase volatility (or, alternatively, ETFs may be limited in their ability to generate a higher rate of return than may otherwise be possible through the use of leverage); and closed-end funds typically have higher fees and expenses than ETFs.

Principal Risks Related to the Proposed Merger

The following are principal risks related to the proposed Merger:

Merger Risk

On March 18, 2016, FAV issued a press release announcing that the Board of Trustees had approved the Merger and the Plan. Following the announcement, FAV's market price increased, substantially reducing the Fund's discount. In the event the Merger does not occur, FAV's market price may fall, irrespective of its performance.

Tax Risk

In addition to the foregoing risks of investing in FTHI, tax risk is associated with the proposed Merger. FAV's counsel is giving an opinion that the Merger will be a tax-free reorganization for federal income tax purposes. See "Information about the Merger – Federal Income Tax Consequences." However, no ruling is being sought from the Internal Revenue Service (the "IRS") to determine whether the IRS in fact agrees with the opinion of FAV's counsel. The opinion of FAV's counsel is not binding upon the IRS, and the IRS could take a position different from that reflected in the opinion. The opinion does not address state or foreign tax consequences of the Merger, which could vary from state to state and country to country. The opinion relies upon the current statute and regulations, portions of which have been changed recently and have not yet been subject to full and complete interpretation by the courts.

In addition, tax laws and rules may change in the future, and some changes may apply retroactively. The opinion only addresses current law.

The opinion also relies on certain representations by the parties to the Merger as to current facts and future behavior. If such representations are not in fact correct, the Merger could be viewed as a taxable sale of the assets of FAV to FTHI resulting in gain recognition to FAV. No reserves are being created to fund any such tax liability, and it is not anticipated that any portion of the distribution of shares will be designated as a capital gain distribution. Under such circumstances, the shareholders of FAV would individually owe taxes on the gain recognized in the Merger, and potentially for their proportionate portion of the taxes of FAV.

C. Information About the Merger

General

The Board of Trustees of FAV has unanimously approved, and the shareholders of FAV are being asked to approve, the Plan by and among FAV, First Trust ETF VI, on behalf of FTHI, and Merger Sub, the form of which is attached to this Joint Proxy Statement/Prospectus as Exhibit A, and the transactions it contemplates, including the merger of FAV with and into the Merger Sub in exchange for shares of FTHI and the subsequent liquidation of the Merger Sub, on a tax-free basis for federal income tax purposes as provided for herein. The Board of Trustees believes that current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell their FTHI shares at or close to net asset value while also allowing FAV's shareholders the opportunity to continue their investment in an equity income strategy. In addition, as FTHI pays a lower management fee than FAV, FTHI is expected to maintain a lower total operating expense ratio than FAV following the Merger. The Board of Trustees has determined that the proposed Merger is in the best interests of each respective Fund and that the interests of each respective Fund's existing shareholders will not be diluted as a result of the transactions contemplated by the Merger.

The affirmative vote of a majority of the outstanding voting securities of FAV is required to approve the Plan. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the Meeting, if the holders of more than 50% of such outstanding shares are present in person or represented by proxy; or (ii) more than 50% of such outstanding shares of the Fund. In order to consummate the proposed Merger, shareholders of FTHI also must approve the issuance of shares of FTHI in the Merger, as discussed under Proposal No. 2 below. Abstentions and broker non-votes will be treated as present for purposes of determining a quorum at the Meeting. Abstentions and broker non-votes will have the same effect as a vote against the approval of the Plan and the Merger it contemplates.

The discussion of the Plan herein is qualified in its entirety by reference to the full text of the Plan.

Terms of the Merger

Pursuant to, and subject to the conditions contained in, the Plan, the proposed Merger seeks to combine the Funds, which have similar investment objectives, strategies and risks, but also have important distinctions. The Plan provides for the merger of FAV with and into the Merger Sub, with shares of FAV being converted into newly issued shares of FTHI (with cash being distributed in lieu of any fractional shares of FTHI). As a result, all of the assets of FAV will be transferred to the Merger Sub and the Merger Sub will assume all of the liabilities of FAV, including without limitation FAV's indemnification obligations to its trustees and officers. As soon as practicable following the completion of the merger, the Merger Sub will liquidate and distribute its assets to FTHI and FTHI will assume the liabilities of the Merger Sub, in complete liquidation and dissolution of the Merger Sub under Massachusetts law. The aggregate net asset value of FTHI shares received by the shareholders of FAV in the Merger will equal, the aggregate net asset value (and not the market value) of the FAV shares held by such shareholders as of the Valuation Time, less any remaining applicable costs of the Merger. Through the Merger, shares of FAV would be exchanged on a tax-free basis for federal income tax purposes for shares of FTHI. Following the consummation of the Merger, the legal existence of FAV and its registration under the 1940 Act will be terminated. In the event that shareholders of FAV do not approve the Merger or shareholders of FTHI do not approve the issuance of shares of FTHI to be issued in the Merger, each Fund will continue to exist and operate on a stand alone basis and the Board of Trustees may take such other actions, if any, that it deems to be in the best interests of the respective Fund.

The newly issued FTHI shares in the Merger will be distributed (either directly or through an agent) to FAV shareholders upon the conversion of their FAV shares by opening shareholder accounts on the share ledger records of FTHI in the names of and in the amounts due to the shareholders of FAV based on their respective holdings in FAV as of the Valuation Time. Ownership of FTHI shares will be shown on the books of FTHI's transfer agent, and FTHI will not issue certificates representing FTHI shares in connection with the Merger, except for any global share certificate or certificates required by a securities depository in connection with the establishment of book-entry ownership of FTHI shares.

No fractional FTHI shares will be distributed to FAV shareholders and, in lieu of such fractional shares, FAV shareholders will receive cash. In the event FAV shareholders would be entitled to receive fractional FTHI shares, FTHI's transfer agent will aggregate such fractional common shares and sell the resulting whole shares on the exchange on which such shares are listed for the account of all such FAV shareholders, and each such FAV shareholder will be entitled to a pro rata share of the proceeds from such sale. With respect to the aggregation and sale of fractional FTHI shares, FTHI's transfer agent will act directly on behalf of the FAV shareholders entitled to receive fractional shares and will accumulate such fractional shares, sell the shares and distribute the cash proceeds net of brokerage commissions, if any, directly to FAV shareholders entitled to receive the fractional shares (without interest and subject to withholding taxes).

FAV has agreed to dispose of assets that do not conform to FTHI's investment objectives, policies and restrictions at the request of FTHI prior to completion of the Merger. In addition, if it is determined that the FAV and the FTHI portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon FTHI with respect to such investments, FAV, if requested by FTHI, will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the closing date of the Merger. FAV currently believes it will be able to and expects to sell all of the debt securities in its portfolio prior to completion of the Merger. Management of FAV estimates that such sales will result in an aggregate realized net loss of approximately $326,000 on the debt securities in its portfolio. As a result of the disposition of its assets, FAV may declare a taxable distribution that, together with all previous distributions, will have the effect of distributing to FAV shareholders all of its net investment income and, if any, net realized capital gains, net of brokerage commissions, through the date of the Merger. Capital gains on the sale of securities, however, are not expected. Although capital gains are not expected, the sale of such investments may increase the taxable distribution to shareholders of FAV occurring prior to the Merger above that which they would have received absent the Merger. However, FAV also will seek to terminate its agreements pursuant to which it utilizes leverage in its portfolio prior to the Merger, which may result in indirect costs to be borne by FAV and net investment losses or net realized capital losses. It is estimated that portfolio repositioning and deleveraging will result in transaction costs payable by FAV in advance of the Merger of approximately $1,000. As of June 30, 2016, First Trust believed that all of the equity securities held by FAV would be eligible investments for FTHI. Additionally, as of the fiscal year ended November 30, 2015, FAV had outstanding borrowings of approximately $20.8 million and, as of June 27 30, 2016, FAV had outstanding borrowings of approximately $15.8 15.7 million.

The direct expenses incurred in connection with the Merger (whether or not the Merger is consummated) will be allocated between FAV and FTHI, pro rata, based on the value of their respective assets held as of the Valuation Time. Direct Merger-related expenses include, without limitation: (a) expenses associated with the preparation and filing of this Joint Proxy Statement/Prospectus and related proxy materials; (b) postage; (c) printing; (d) accounting fees; (e) legal fees incurred by the Funds; (f) solicitation costs; and (g) other related administrative or operational costs. However, the Board of Trustees noted that First Trust has agreed to bear 75% of the costs of the Merger allocated to FTHI. Management of the Funds estimates that the amount of direct expenses to be incurred by the Funds will be approximately $325,000. As a result, FAV and ultimately its shareholders will bear substantially all of the direct and indirect costs and expenses incurred in connection with the Merger.

The Plan may be terminated and the Merger abandoned due to (i) mutual agreement of First Trust ETF VI, on behalf of FTHI, and FAV; (ii) a breach by the non-terminating party of any representation, or warranty, or agreement to be performed at or before the closing of the merger, if not cured within 30 days of the breach and prior to the closing; (iii) a condition precedent to the obligations of the terminating party that has not been met or waived and it reasonably appears that it will not or cannot be met; or (iv) a determination by the Board of Trustees that the consummation of the transactions contemplated in the Plan is not in the best interests of either Fund involved in the transactions contemplated by the Plan.

If the proposals of FAV and FTHI as presented in this Joint Proxy Statement/Prospectus are approved at the Meeting, the Merger is expected to be completed on or about _____ __, 2016.

Background and Trustees' Considerations Relating to the Proposed Merger

In March 2016, the Board of Trustees of each FAV and First Trust ETF VI, on behalf of its series FTHI, approved the Merger of FAV into FTHI pursuant to the Plan. (The Boards of Trustees of each of FAV and First Trust ETF VI are comprised of the same five individuals and are referred to herein as the "Board of Trustees.") For the reasons discussed below, the Board of Trustees determined that the proposed Merger pursuant to the Plan would be in the best interests of FAV and FTHI and that the interests of the existing shareholders of FAV and FTHI would not be diluted as a result of the Merger.

The Board of Trustees regularly reviews FAV's trading and performance and regularly considers whether to take measures to attempt to address any discounts to net asset value at which FAV shares are trading. The Board of Trustees noted that FAV's discount had widened during 2015 and that on multiple occasions during 2015 and early 2016, First Trust discussed with the Board of Trustees potential options for addressing FAV's trading discount. During the fourth quarter of 2015, the Board of Trustees was informed that Bulldog had acquired beneficial ownership of a significant percentage of FAV's outstanding shares. In January 2016, Bulldog submitted a letter to FAV informing FAV of its intent at the 2016 annual meeting of FAV's shareholders to nominate two nominees for election as trustees of FAV and to submit a proposal for a vote by shareholders that "[t]he board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value". At a special meeting of the Board of Trustees held on February 1, 2016, First Trust discussed with the Board of Trustees the Bulldog Proposals and a proposed response and also discussed its preliminary review of a potential merger of FAV into FTHI, noting that it would provide further analysis of potential options for addressing FAV's trading discount at the quarterly March Board meeting.

At the March 6–7, 2016 quarterly meeting of the Board of Trustees, First Trust presented an analysis of several options to address FAV's trading discount. These options included liquidating FAV, converting FAV to an open-end fund, reorganizing FAV into another First Trust closed-end fund and merging FAV into FTHI. First Trust expressed its view that merging FAV into FTHI was the most attractive option for FAV and FTHI shareholders, given the compatibility of the investment strategies of the two Funds, the expectation that the merger would significantly narrow the trading discount for FAV shareholders and the expected increased size and liquidity of FTHI after the merger. First Trust recommended that the Board of Trustees approve the Merger of FAV into FTHI pursuant to the Plan.

In advance of the March 6–7, 2016 meeting, First Trust had provided the Board of Trustees with materials relating to the proposed Merger. Prior to approving the Merger, the Trustees who are not "interested persons" of FAV or FTHI (as defined in the 1940 Act) (the "Independent Trustees") reviewed the information provided with their independent legal counsel and with management, reviewed with independent legal counsel applicable law and their duties in considering such matters and met with independent legal counsel in a private session without management present.

Based upon the foregoing and the considerations discussed below, the Board of Trustees, including all of the Independent Trustees, approved the Merger pursuant to the Plan subject to further discussions with Bulldog on matters related to the Merger and the Bulldog Proposals and to final approval by the Board of Trustee's Executive Committee. On March 18, 2016, following discussions with Bulldog and the negotiation of a Standstill Agreement among FAV, First Trust and Bulldog, the Executive Committee provided final approval of all matters related to the proposed Merger. The Board of Trustees recommends that shareholders of FAV vote to approve the Merger in accordance with the Plan and that shareholders of FTHI vote to approve the issuance of common shares to FAV shareholders in the Merger. In determining to recommend that shareholders vote to approve these proposals, the Board of Trustees considered, among other things, the following factors:

- *Ability to Obtain Net Asset Value for FAV Shares*. The proposed Merger may have the effect of allowing FAV shareholders of FAV to obtain net asset value or near net asset value for their shares (for shareholders who become shareholders of FTHI as a result of the Merger). The Board of Trustees noted that FAV's shares have historically traded at a discount from their net asset value. The Board of Trustees considered that if the Merger is approved and consummated, FAV shareholders would receive FTHI shares with an aggregate net asset value equal to the net asset value of their FAV shares held as of the Valuation Time, less any remaining applicable costs of the Merger. The Board of Trustees considered that ETFs (including FTHI) historically trade at or very close to their net asset value, and noted that after the Merger, current shareholders of FAV who become shareholders of FTHI as part of the Merger should be able to sell all of their FTHI shares at or close to net asset value.

- *Comparison of Fees and Expense Ratios*. The Board of Trustees considered comparative expense information of FAV and FTHI, including comparisons between the current advisory fee rates and expense ratios for FAV and FTHI and the estimated pro forma advisory fee rate and expense ratio of the combined fund. The Board of Trustees noted that FTHI has a unitary management fee and that the unitary management fee of FTHI would not change as a result of the Merger. The Board of Trustees considered that the unitary management fee was lower than the advisory fee and expense ratio of FAV and that FAV shareholders were expected to enjoy cost savings as a result of the Merger.

- *Compatibility of Investment Objectives and Policies*. The Board of Trustees noted that FAV and FTHI have similar primary investment objectives that focus on the provision of current income. The Board of Trustees noted that each Fund's secondary investment objective is to provide capital appreciation. The Board of Trustees noted that both Funds invest in equity securities and write (sell) call options to generate additional premium income. The Board of Trustees considered that a portion of FAV's investment portfolio was expected to be sold prior to the closing of the Merger, as a result of portfolio repositioning, and that, if such sales occurred, these sales were expected to result in brokerage commissions and other costs to be borne by FAV prior to the closing of the Merger. The Board of Trustees also noted that FAV is a leveraged closed-end fund and that FAV would need to eliminate its leverage prior to the closing of the Merger, which would result in additional sales of portfolio securities and related expenses prior to the closing of the Merger.

- *Fund Performance and Distribution Rates*. The Board of Trustees reviewed the performance of FAV and FTHI, noting that while FTHI commenced operations in 2014 and therefore has a limited performance record, its performance returns for the 1-month, 3-month, 6-month and 1-year periods ended January 31, 2016 were favorable to the performance returns of FAV over the same periods. The Board of Trustees also compared the Funds' distribution rates, noting that FAV has a higher common share distribution rate than FTHI primarily as a result of FAV's use of leverage.

- *Anticipated Tax-Free Reorganization; Capital Loss Carryforwards*. The Board of Trustees noted First Trust's statement that the Merger will be structured with the intention that it qualify as a tax-free reorganization for federal income tax purposes and that FAV and FTHI will obtain an opinion of counsel substantially to this effect (based on certain factual representations and certain customary assumptions). In addition, the Board of Trustees noted First Trust's statement that a portion of FAV's capital loss carryforwards could be transferred to FTHI in the Merger.

- *Improved Trading and Liquidity*. The Board of Trustees considered that the Merger was expected to result in an increase in the size and common share float of FTHI, which in turn may result in increased trading volume of FTHI shares, improved liquidity and narrower bid-ask spreads.

- *ETF Structure*. The Board of Trustees considered the favorable tax attributes of ETFs, that shareholders of FAV who become shareholders of FTHI as a result of the Merger will continue to receive the benefit of intra-day liquidity and that ETFs can generally remain fully invested because they do not redeem individual shares and typically redeem Creation Unit Aggregations on an in-kind basis.

- *Expenses of the Merger*. The Board of Trustees noted that the direct costs of the Merger were proposed to be allocated to FAV and FTHI in accordance with their respective net asset values at the time of the Merger. The Board of Trustees noted that FAV would bear the entirety of the costs allocated to it but that FTHI would bear only 25% of the costs allocated to it, with First Trust agreeing to bear the remaining 75% of such costs. The Board of Trustees noted First Trust's estimate that shareholders of FAV who continued as shareholders of FTHI after the Merger would recoup the direct Merger costs in approximately 5 months due to the lower ongoing expense ratio of FTHI. The Board of Trustees also noted the indirect costs to be borne by FAV as a result of portfolio repositioning, if any, and the removal of leverage prior to the Merger. The Board of Trustees determined that the benefits expected to be realized by FAV and FTHI would justify the costs to be borne by each Fund.

- *Avoidance of Proxy Contest and Negotiation of Standstill Agreement*. The Board of Trustees considered the potential costs and expenses to FAV of a proxy contest that might be conducted by Bulldog or its affiliates and that these costs and expenses would likely be avoided if the Merger were approved. The Board of Trustees also considered the benefits to FAV and FTHI of the negotiation of the Standstill Agreement with Bulldog.

- *Terms and Conditions of the Plan*. The Board of Trustees also considered the terms and conditions of the Plan and whether the Merger would result in the dilution of the interests of existing shareholders of FAV and FTHI in light of the basis on which shares of FTHI will be issued to FAV as contemplated in the Plan.

Based upon on all of the foregoing considerations, the Board of Trustees approved the proposed Plan and the Merger contemplated thereby and determined that the proposed Merger would be in the best interests of FAV and FTHI. The Board of Trustees also determined that the interests of the existing shareholders of FAV and FTHI would not be diluted as a result of the consummation of the Merger. **The Board of Trustees, including the Independent Trustees, unanimously recommends that shareholders of FAV approve the Plan and the Merger, and the Board of Trustees, including the Independent Trustees, unanimously recommends that shareholders of FTHI approve the issuance of common shares to FAV shareholders in the Merger.**

Capitalization

The following table sets forth the unaudited capitalization of each Fund as of March 31, 2016, and the pro forma combined capitalization of FTHI as the accounting survivor in the Merger as if the Merger had occurred on such date. The following is for informational purposes only. No assurance can be given as to how many shares of FTHI will be received by the shareholders of FAV on the date the Merger takes place, and the foregoing should not be relied upon to reflect the number of shares of FTHI that actually will be received on or after such date.

	FAV	FTHI	Pro Forma Adjustments[1]	FTHI Pro Forma Combined Fund[2]
Shareholders' Equity:				
<S>	<C>	<C>	<C>	<C>
Common Shares, $0.01 par value per share, 8,259,517 shares outstanding for FAV, 350,002 shares outstanding for FTHI, 4,067,949 shares outstanding for FTHI Pro Forma Combined Fund[2]	$ 82,595	$ 3,500	$ (45,416)	$ 40,679[3]
Paid-in Surplus	135,726,740	7,031,786	(279,699)	142,478,827
Undistributed net investment income (loss)	(552,316)	(106,702)	—	(659,018)
Net realized gain (loss) from investment transactions	(56,191,382)	(227,041)	(662,689)	(57,081,112)[4]
Net unrealized appreciation (depreciation) of investments	(5,058,557)	266,776	662,689	(4,129,092)
Net Assets	$ 74,007,080	$6,968,319	$(325,115)[5]	$ 80,650,284

(1)   The total amount of the pro forma adjustment represents the estimated costs and expenses of the Merger transaction relating to professional service fees, printing costs and mailing charges. The pro forma adjustment associated with the common shares represents the

difference (based on balances presented as of March 31, 2016 – see footnote 2 below) between the estimated number of common shares outstanding after the closing of the Merger and the number of common shares of FAV and FTHI that existed prior to the Merger. Also see footnote 5 below.

(2)   The adjusted balances are presented as if the Merger were effective as of March 31, 2016 for information purposes only. The actual closing date of the Merger is expected to be promptly after shareholder approval of the Merger, at which time the results would be reflective of the actual composition of shareholders' equity at that date.

(3)   Assumes the issuance of 3,717,947 of FTHI common shares in the Merger which number is based on the net asset value of the FTHI common shares and the net asset value of FAV common shares, as of March 31, 2016. The issuance of such number of FTHI Common Shares would result in the distribution of approximately 0.4501 shares of FTHI for each common share of FAV, based on the net asset values of FTHI common shares of approximately $19.91 and FAV common shares of approximately $8.96, each as of March 31, 2016 and each of such net asset values as further reduced by the per share allocation of the costs and expenses of the Merger transaction as discussed in footnote 1 above.

(4)   FAV currently has approximately $54.5 million of net realized losses from investment transactions, of which approximately $30.3 million will expire on the earlier of the completion of the Merger or upon FAV's fiscal year end of November 30, 2016. The remaining realized capital losses will be carried forward to FTHI upon completion of the Merger; however, if the Merger occurs prior to September 30, 2016, which is expected, an additional $17.3 million in tax loss carry forwards will expire on that date.

(5)   Includes the impact of estimated Merger costs of $295,855 and $29,260 for FAV and FTHI, respectively.

Description of the Shares to be Issued by FTHI

General. As a general matter, the shares of FAV and FTHI have similar voting rights and the same rights with respect to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of their respective Fund and have no rights to cumulative voting. Holders of whole shares of each Fund are entitled to one vote per share on any matter on which the shares are entitled to vote, while each fractional share is entitled to a proportionate fractional vote. Furthermore, the provisions set forth in the Declaration of Trust of FAV are similar to the provisions set forth in the Declaration of Trust of First Trust ETF VI. See "Additional Information About FAV and FTHI – Charter Documents" below for additional discussion of each Fund's charter documents.

Under the charter documents of FAV, shareholders of FAV are entitled to dissenters' rights of appraisal with respect to the merger of FAV with and into the Merger Sub only if authorized by the Trustees, and the Trustees have not granted such rights to the shareholders of FAV. Similarly, shareholders of FAV have no preference, preemptive, conversion or exchange rights, except as the Trustees may determine from time to time.

The shares of FAV are currently listed and traded on the NYSE under the symbol FAV. If the Merger is consummated, FAV shares will no longer be listed on the NYSE and FAV will be dissolved, liquidated and terminated as provided in the Plan. The shares of FTHI are currently listed and traded on Nasdaq. Reports, proxy materials and other information concerning FAV may be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, and reports, proxy materials and other information concerning FTHI may be inspected at the offices of Nasdaq, 165 Broadway, New York, New York 10006.

The FTHI shares, when issued in the Merger, will be fully paid and non-assessable and have no rights to cumulative voting. Shareholders of FTHI have no preference, preemptive, conversion or exchange rights, except as the Trustees may determine from time to time.

Because shares of FTHI will not be certificated, shareholders who hold FAV shares directly and not in "street name" through a broker-dealer will need to designate a brokerage account that will hold their FTHI shares to be issued in the Merger. If a shareholder does not designate a brokerage account, such shareholder may be limited in the ability to sell their FTHI shares in the secondary market until such account is designated.

Distributions and Dividend Reinvestment Plan. FAV distributes at least quarterly all, or substantially all, of its net investment income as dividends and its net long-term capital gains at least annually, if any. FTHI distributes its net investment income monthly and its net realized capital gains at least annually, if any. FAV has a higher common share distribution rate than FTHI primarily as a result of FAV's use of leverage. FTHI has not established a dividend reinvestment plan such as the one that FAV currently has in place, but dividends may be reinvested automatically in additional FTHI shares if the broker through whom you hold such shares makes this option available. Such shares will generally be reinvested by the broker based upon the market price of those shares and investors may be subject to brokerage commissions charged by the broker.

Share Price Data. The following tables set forth for each of FAV and FTHI for the periods indicated therein: (i) the high and low sales prices for common shares reported as of the end of the day on the corresponding stock exchange of FAV and FTHI, (ii) the high and low net asset values of the common shares, and (iii) the high and low of the premium/(discount) to net asset value (expressed as a percentage) of the common shares.

FAV

Quarter Ended	Market Price		Net Asset Value		Premium/(Discount) as a % of Net Asset Value	
	High	Low	High	Low	High	Low
<S>	<C>	<C>	<C>	<C>	<C>	<C>
May 31, 2016	$8.90	$8.00	$ 9.24	$8.55	-2.33%	-6.70%
February 29, 2016	$8.61	$7.26	$9.38	$7.96	-5.56%	-12.47%
November 30, 2015	$8.40	$7.60	$9.41	$8.75	-9.68%	-14.81%
August 31, 2015	$8.82	$7.45	$10.11	$8.69	-12.50%	-15.44%
May 31, 2015	$9.05	$8.72	$10.24	$9.82	-10.27%	-13.47%
February 28, 2015	$9.26	$8.62	$10.25	$9.65	-8.50%	-11.71%
November 30, 2014	$9.38	$8.45	$10.40	$9.63	-9.37%	-12.50%
August 31, 2014	$9.57	$8.93	$10.56	$9.96	-8.17%	-10.90%
May 31, 2014	$9.22	$8.59	$10.17	$9.66	-8.53%	-12.59%

February 28, 2014	$8.80	$8.16	$9.92	$9.25	-10.31%	-13.03%
November 30, 2013	$8.75	$8.10	$9.76	$9.18	-9.62%	-12.54%
August 31, 2013	$8.64	$7.90	$9.57	$8.98	-9.57%	-13.19%
May 31, 2013	$8.47	$8.01	$9.53	$8.90	-8.48%	-11.55%
February 28, 2013	$8.16	$7.37	$8.99	$8.46	-8.21%	-12.98%

</TABLE>

FAV's common shares have historically traded at an amount less than their net asset value.

As of March 4, 2016 (the last trading day prior to the date the Board of Trustees of FAV approved the Merger), FAV's net asset value was $8.74 per share and the closing price of its shares on the NYSE was $8.20 per share (reflecting a 6.18% discount). Recently FAV's market discount has narrowed. Management believes that this is attributable to market activity following the announcement of the proposed Merger. Should the Merger not occur, the discount at which FAV's shares have tended to trade is likely to return to more typical levels. The discount level of FAV shares at the time of the Merger cannot be predicted.

FTHI

Quarter Ended	Market Price		Net Asset Value		Premium/(Discount) as a % of Net Asset Value	
	High	Low	High	Low	High	Low
<S>	<C>	<C>	<C>	<C>	<C>	<C>
March 31, 2016	$19.99	$18.32	$19.98	$18.32	0.39%	-0.29%
December 31, 2015	$20.60	$19.15	$20.43	$19.15	1.94%	-0.41%
September 30, 2015	$20.76	$18.52	$20.77	$18.49	4.80%	-0.62%
June 30, 2015	$21.05	$20.34	$21.03	$20.32	0.43%	-0.57%
March 31, 2015	$21.10	$20.13	$21.15	$20.12	0.94%	-0.56%
December 31, 2014	$20.68	$19.30	$20.69	$19.31	0.33%	-0.33%
September 30, 2014	$20.71	$19.92	$20.73	$19.91	0.40%	-0.31%
June 30, 2014	$20.71	$19.67	$20.66	$19.65	0.42%	-0.76%
March 31, 2014	$20.10	$18.86	$20.07	$18.84	0.89%	-0.24%

</TABLE>

FTHI's common shares have historically traded at or near their net asset value.

As of March 4, 2016 (the last trading day prior to the date the Board of Trustees of FAV approved the Merger), FTHI's net asset value was $19.48 per share and the closing price of its shares on Nasdaq was $19.48 per share (reflecting no premium or discount as of such date). The premium/discount level of FTHI shares at the time of the Merger cannot be predicted but ETFs have historically traded at or very close to their net asset values.

Standstill Agreement

In considering the proposed Merger, the Board of Trustees considered the impact of and costs associated with the activities and proposals of Bulldog. In January 2016, FAV received a letter dated January 15, 2016 from a fund controlled by Bulldog purporting to nominate two individuals for election at the 2016 annual meeting of shareholders of FAV and informing FAV of its intent to appear at the meeting and submit the following proposal for a vote by shareholders: "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value." On March 18, 2016, FAV, First Trust, and Bulldog entered into the Standstill Agreement. Under the Standstill Agreement, Bulldog agreed to withdraw the Bulldog Proposals and, subject to limited exceptions for FAV shares held by certain closed-end funds managed by Bulldog, Bulldog agreed to vote or cause to be voted all shares of FAV for which it has the power to vote or to direct the vote, or shares the power to vote, in favor of the Merger. Further, through December 31, 2017, with respect to the Funds, any successor fund to the Funds and any other closed-end management investment companies currently advised by First Trust, Bulldog has agreed to be bound by certain "standstill" covenants including, among other things, to generally refrain from certain activist activities with respect to the Funds or other closed-end management investment companies currently advised by First Trust, subject to the closing of the Merger on or prior to October 31, 2016.

Federal Income Tax Consequences

As a condition to each Fund's obligation to consummate the Merger, each Fund will receive a tax opinion from Chapman and Cutler LLP (which opinion would be based on certain factual representations and certain customary assumptions), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes:

     (i)   the acquisition by FTHI of all of the assets of FAV solely (except to the extent cash payments are made in lieu of fractional shares) in exchange for Creation Units representing shares of FTHI and the assumption by FTHI of all of the liabilities of FAV, followed by the distribution by FAV to its shareholders of FTHI shares in complete liquidation of FAV, all pursuant to the Plan, constitutes a reorganization within the meaning of Section 368(a) of the Code, and FAV and FTHI will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (ii)   under Section 361 of the Code, FAV will not recognize gain or loss upon the transfer of FAV's assets to Merger Sub in exchange for FTHI shares, cash in lieu of fractional shares and the assumption of FAV's liabilities by Merger Sub, and FAV will not recognize gain or loss upon the distribution to FAV's shareholders of FTHI shares in liquidation of FAV;

     (iii)   under Section 354 of the Code, shareholders of FAV will not recognize gain or loss on the receipt of FTHI shares solely in exchange for FAV shares (except to the extent cash payments are made in lieu of fractional shares);

     (iv)   under Section 358 of the Code, the aggregate basis of FTHI shares received by each shareholder of FAV will be the same as the aggregate basis of FAV shares exchanged therefor (after taking into account cash distributed in lieu of fractional shares);

     (v)   under Section 1223(1) of the Code, the holding period of FTHI shares received by each FAV shareholder will include the holding periods of FAV shares exchanged therefor, provided that the FAV shareholder held the FAV shares at the time of the Merger as a capital asset;

     (vi)   under Section 1032 of the Code, FTHI will not recognize gain or loss upon the receipt of assets of FAV in exchange for FTHI shares and the assumption by FTHI of all of the liabilities of FAV;

     (vii)   under Section 362(b) of the Code, the basis of the assets of FAV transferred to FTHI in the Merger will be the same in the hands of FTHI as the basis of such assets in the hands of FAV immediately prior to the transfer;

     (viii)   under Section 1223(2) of the Code, the holding periods of the assets of FAV transferred to FTHI in the Merger in the hands of FTHI will include the periods during which such assets were held by FAV; and

(ix) FTHI will succeed to and take into account the items of FAV described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

While FAV shareholders are not expected to recognize any gain or loss upon the exchange of their shares in the Merger (other than gain attributable to the cash payments made in lieu of fractional shares), differences in the Funds' portfolio turnover rates, net investment income and net realized capital gains may result in future taxable distributions to shareholders arising indirectly from the Merger.

If the proposals presented herein are approved by the shareholders of FAV and FTHI, as applicable, FAV will declare a distribution to its shareholders of all undistributed realized net investment income (computed without regard to the deduction for dividends paid) and undistributed realized net capital gains (after reduction by any capital loss carryforwards) prior to the closing of the merger, and such distributions will be taxable to shareholders of FAV.

This description of the federal income tax consequences of the Merger is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Merger, including the applicability and effect of state, local, non-U.S. and other tax laws.

D. Additional Information About the Investment Policies

General Comparison of FAV and FTHI

The investment objectives and strategies of FAV and FTHI are similar, but have some important distinctions. The primary investment objective of FAV is to seek a high level of current income. The primary investment objective of FTHI is to provide current income. Each Fund has a secondary investment objective to provide capital appreciation.

FAV seeks to achieve its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of dividend paying multi-cap equity securities, debt securities and Senior Loans that offer the potential for attractive income and/or capital appreciation. On an ongoing and consistent basis, FAV also writes (sells) call options on equity indices and/or Equity Securities within the Equity Component. FTHI pursues its investment objectives by investing in equity securities listed on U.S. exchanges and by utilizing an "option strategy" consisting of writing (selling) U.S. exchange-traded call options on the Standard & Poor's 500® Index (the "Index"). In certain instances, FTHI may also write call spreads on the Index.

FAV has elected to be classified as a diversified fund. With certain exceptions, a diversified fund may not, with respect to 75% of its total assets, invest more than 5% of total assets in the securities of a single issuer or invest in more than 10% of the outstanding voting securities of such issuer. FTHI has elected to be classified as a non-diversified fund and as a result may invest a relatively high percentage of its assets in a limited number of issuers.

Shares of FAV are currently listed and trade on the NYSE. Closed-end funds, such as FAV, generally do not redeem their outstanding shares or engage in the continuous sale of new shares, and shares of closed-end funds typically are traded on a securities exchange. Thus, persons wishing to buy or sell closed-end fund shares generally must do so through a broker-dealer and pay or receive the market price per share (plus or minus any applicable commissions). The market price may be more (a premium) or less (a discount) than the net asset value per share of the closed-end fund. In addition, closed-end funds generally have greater flexibility than ETFs to make certain types of investments and to use certain investment strategies, such as the use of financial leverage and investments in illiquid securities.

Similar to most closed-end funds, ETFs, such as FTHI, trade their shares on a securities exchange, and persons wishing to buy or sell shares generally may do so through a broker-dealer and pay and receive the market price per share (plus or minus any applicable commissions). Unlike a closed-end fund, ETFs also issue and redeem shares on a continuous basis, at net asset value, in large blocks consisting of a specified number of shares, referred to as "Creation Units." Creation Units of FTHI will generally be issued and redeemed in-kind for securities in which FTHI invests. Except when aggregated in Creation Units, FTHI shares are not redeemable securities of FTHI. For more information on the procedures for purchasing and redeeming Creation Units of FTHI, please see "Purchase, Redemption and Pricing of Shares" in the Merger SAI.

These ETF features are designed to protect ongoing shareholders from adverse effects that could arise from frequent cash creation and redemption transactions such as those that occur in a conventional mutual fund. In conventional mutual funds, redemptions can have an adverse tax impact on taxable shareholders because of a mutual fund's frequent need to sell portfolio securities to obtain cash to meet fund redemptions. These sales may generate taxable gains for the shareholders of the mutual fund, whereas the in-kind Creation Unit redemption mechanism of FTHI generally will not lead to a tax event for FTHI or its ongoing shareholders. As a practical matter, only broker-dealers or large institutional investors with creation and redemption agreements, called "Authorized Participants," can purchase or redeem these Creation Units. Shares of FTHI are traded on Nasdaq to provide liquidity for purchasers of FTHI shares in amounts less than the size of a Creation Unit. The market price of FTHI shares on Nasdaq may be equal to, more or less than the net asset value per share, but shares of ETFs typically trade in a range closer to net asset value per share than do shares of closed-end funds.

FAV shares are not subject to any 12b-1 distribution and service fees. The Board of Trustees of First Trust ETF VI, of which FTHI is a series, has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. In accordance with its Rule 12b-1 plan, FTHI is authorized to pay an amount up to 0.25% of its average daily net assets each year to reimburse FTP for amounts expended to finance activities primarily intended to result in the sale of Creation Units or the provision of investor services. FTP may also use this amount to compensate securities dealers or other persons that are authorized participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services. No 12b-1 fees are currently paid by FTHI, and FTHI will not impose these fees prior to January 31, 2017. However, in the event 12b-1 fees are charged in the future, because these fees are paid out of FTHI's assets, over time these fees would increase the cost of an investment in FTHI and may cost shareholders more than certain other types of sales charges.

Principal Investment Strategies of FTHI

FTHI will pursue its objectives by investing in equity securities listed on U.S. exchanges and by utilizing an "option strategy" consisting of writing (selling) U.S. exchange-traded call options on the Index. Under normal market conditions, the Fund invests primarily in equity securities listed on U.S. exchanges. The Fund will also employ an option strategy in which it will write U.S. exchange-traded call options on the Index in order to seek additional cash flow in the form of premiums on the options that may be distributed to shareholders on a monthly basis. A premium is the income received by an investor who sells or writes an option contract to another party. The market value of the option strategy may be up to 20% of the Fund's overall net asset value.

The equity securities in which the Fund will invest and the options which the Fund will write will be limited to U.S. exchange-traded securities and options. The equity securities held by the Fund will be selected using a mathematical optimization process which attempts to favor higher dividend paying common stocks for the Fund's portfolio. The equity securities held by the Fund may include non-U.S. securities that are either directly listed on a U.S. securities exchange or in the form of ADRs and GDRs. As of September 30, 2015, the Fund had significant investments in information technology companies. The equity securities in the Fund's portfolio will be periodically rebalanced, at the discretion of the Fund's portfolio managers. Depending on market volatility, the Fund may engage in active trading, which may result in a turnover of the Fund's portfolio greater than 100% annually.

The option portion of the portfolio will generally consist of U.S. exchange-traded calls on the Index that are written by the Fund. In certain instances, the Fund may also write call spreads on the Index. In general, a call is an options strategy whereby an investor holds a long position in an asset and writes (sells) call options on that same asset in an attempt to generate increased income from the asset. A call spread is an options strategy whereby an investor holds a long position in an asset and two short calls at one strike and a long call at a higher strike price. The call options written by the Fund will be a laddered portfolio of call options with expirations of less than one year, written at-the-money to slightly out-of-the-money. A call option will give the holder the right to buy the Index at a predetermined strike price from the Fund. The notional value of calls written will be generally between 25% and 75% of the overall Fund. In general, the notional value is the total value of a leveraged position's assets.

Principal Investments of FTHI

Equity Securities. FTHI invests in equity securities, which may include common stocks, preferred securities, warrants to purchase common stocks or preferred securities, securities convertible into common stocks or preferred securities, and other securities with equity characteristics, such as REITs, MLPs and depositary receipts.

Derivatives. In addition to the option strategy described above, FTHI may invest up to 10% of the market value of its net assets in futures, options, options on futures, total return swaps, credit default swaps and forward contracts. The Fund may utilize such derivatives to enhance return, to hedge some of the risks of its investments in securities, as a substitute for a position in the underlying asset, to reduce transaction costs, to maintain full market exposure (which means to adjust the characteristics of its investments to more closely approximate those of the markets in which it invests), to manage cash flows or to preserve capital. In attempting to enhance returns and/or hedge risks, the Fund may buy and write U.S. exchange-traded options on single stocks included in the portfolio, and/or on equity indexes. In certain instances, FTHI may also write call spreads on equity indexes.

Non-U.S. Investments. FTHI may invest in securities issued by non-U.S. companies that are listed either directly on a U.S. securities exchange or in the form of depositary receipts.

Proposal No. 1—Merger of FAV Into FTHI
(Shareholders of FAV)

Proposal No. 1 to be submitted to the shareholders of FAV at the Meeting is as follows:

> To approve an Agreement and Plan of Merger by and among FAV, First Trust ETF VI, on behalf of FTHI, and Liberty Street Merger Sub, LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of FTHI (the "Merger Sub"), the form of which is attached to this Joint Proxy Statement/Prospectus as Exhibit A (the "Plan"), and the transactions it contemplates, including the merger of FAV with and into the Merger Sub, with shares of FAV being converted into shares of FTHI, and the subsequent liquidation of the Merger Sub, as provided for herein (collectively, the "Merger").

For the forgoing reasons, the Board of Trustees recommends that FAV shareholders vote FOR approval of the Plan and the Merger it contemplates.

*   *   *   *

Proposal No. 2—Approval of Issuance of Additional Shares of FTHI
(Shareholders of FTHI)

Under the proposed Merger, if consummated, shares of FAV will be converted into newly issued shares of FTHI upon the merger of FAV with and into the Merger Sub and the Merger Sub will assume all of the liabilities of FAV. Immediately thereafter, the Merger Sub will distribute all of its assets to FTHI and FTHI will assume all of the liabilities of the Merger Sub in complete liquidation and dissolution of the Merger Sub under Massachusetts law. The FTHI shares issued in the Merger will be listed on Nasdaq. The Board of Trustees of FTHI, based upon its evaluation of all relevant information, anticipates that the Merger may benefit holders of FTHI's shares due to, among other reasons, the increased size of the combined fund, which may help the trading profile for FTHI. For a fuller discussion of the Board of Trustees' considerations regarding the approval of the Merger, see "Information About the Merger—Background and Trustees' Considerations Relating to the Proposed Merger."

The aggregate net asset value of FTHI shares to be issued in the Merger will equal, as of the Valuation Time, the aggregate net asset value (and not the market value) of the FAV shares held by FAV shareholders as of such time, less any remaining applicable costs of the Merger. However, First Trust has agreed to reimburse FTHI for 75% of the expenses allocated to FTHI in the Merger.

No fractional FTHI shares will be distributed to FAV's shareholders in connection with the Merger and, in lieu of such fractional shares, FAV's shareholders entitled to receive such fractional shares will receive cash in an amount equal to a pro rata share of the proceeds from the sale of such shares in the open market, which may be higher or lower than net asset value. As a result of the Merger, shareholders of the Funds will hold reduced percentages of ownership in the larger combined entity than they held in FAV or FTHI individually.

The Merger will result in no reduction in net asset value of FTHI's shares, other than to reflect the costs of the Merger to be borne by FTHI. It is expected that no gain or loss will be recognized by FTHI for federal income tax purposes as a direct result of the Merger. If the shareholders of the Funds approve the Merger and the issuance of additional shares of FTHI, as applicable, prior to the closing of the Merger, FAV is expected to sell certain of its portfolio securities. To the extent that portfolio securities of FAV are sold prior to the closing of the Merger, FAV may realize gains or losses, which may increase or decrease the net capital gains or net investment income to be distributed by FAV. Following the Merger, shareholders of FAV who continue as shareholders of FTHI will receive a proportionate share of any income and gains realized by FTHI and not distributed to its shareholders prior to the closing of the Merger when such income and gains are eventually distributed by FTHI.

FTHI will continue to operate following the Merger as an ETF that is a series of First Trust ETF VI, a registered open-end management investment company, with the investment objectives and policies described in this Joint Proxy Statement/Prospectus.

While applicable state and federal law does not require shareholders of FTHI to approve the issuance of additional FTHI shares in the Merger, applicable Nasdaq rules require such shareholder approval. Shareholder approval of the issuance of additional shares of FTHI in the Merger requires the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the proposal. Broker non-votes are shares held by brokers or nominees, typically in "street name," as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter.

The consummation of the Merger is contingent on the approval by FTHI shareholders of the issuance of additional FTHI shares in the Merger.

Proposal No. 2 to be submitted to the shareholders of FTHI at the Meeting is as follows:

>To approve the issuance of shares of FTHI in the Merger in accordance with the applicable rules of The Nasdaq Stock Market, LLC.

For the foregoing reasons, the Board of Trustees recommends that shareholders of FTHI vote FOR the approval of the issuance of additional FTHI shares in connection with the Merger.

ADDITIONAL INFORMATION ABOUT FAV AND FTHI

Charter Documents.

FAV is organized as a Massachusetts business trust governed by Massachusetts law. FTHI is a non-diversified series of First Trust ETF VI, a Massachusetts business trust governed by Massachusetts law. FAV is governed by a Declaration of Trust, dated as of June 14, 2007 and amended on October 27, 2008 and amended on July 1, 2013. First Trust ETF VI is governed by a Declaration of Trust, dated as of June 4, 2012. Each charter document is sometimes referred to herein as the Declaration. Additional information about each of the Declarations is provided below.

Shares of beneficial interest of each Fund entitle their holders to one vote per share and fractional shares entitle their holders to a proportionate fractional vote. Unlike FAV, First Trust ETF VI is permitted to have more than one series, and currently there are ten series existing in addition to FTHI. In some circumstances, all of the series vote together, but a separate vote will be taken by the shareholders of FTHI on matters affecting FTHI as a series when so required under the 1940 Act or when the Board of Trustees has determined that the matter affects only the interests of the shareholders of FTHI. If a matter affects only a particular series of First Trust ETF VI and does not affect FTHI, only the required vote by that applicable series shall be required. For example, a change in a fundamental investment policy for FTHI would be voted upon only by shareholders of FTHI.

Neither Fund is required to hold annual meetings of shareholders under its Declaration. However, under NYSE rules, FAV is required to hold annual shareholder meetings at which Trustees of FAV are elected. FTHI is not subject to the same annual meeting requirement. Shareholder meetings of First Trust ETF VI and FAV must be called when required by the 1940 Act to elect Trustees. Shareholder meetings of FAV also may be called by the Chairman of the Board of Trustees of FAV, the President of FAV or by at least 66-2/3% of the Trustees of FAV. Shareholder meetings of FTHI may be called by a majority of the Trustees of First Trust ETF VI. Shareholder meetings of FAV also shall be called by any Trustee of FAV upon written request, which shall specify the purpose or purposes for which such meeting is to be called, of shareholders holding shares of FAV representing in the aggregate not less than 50% of the voting power of the outstanding shares of FAV entitled to vote on the matters specified in such written request. Shareholder meetings of FTHI shall be called by the Secretary of First Trust ETF VI upon the order of the Trustees of First Trust ETF VI upon the written request of the shareholders holding shares of FTHI representing in the aggregate not less than one-third of the voting power of the outstanding shares of FTHI entitled to vote on the matters specified in such written request provided that (i) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (ii) the shareholders of FTHI requesting such meeting shall have paid to First Trust ETF VI the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such shareholders.

Neither Fund's common shares have preemptive rights. However, under each Fund's Declaration, the Trustees have the power to authorize from time to time, such preference, preemptive, appraisal, conversion or exchange rights as the Trustees may determine. Mutual funds, in general, issue shares that can be redeemed or sold back to the fund at the fund's net asset value per share (less any applicable redemption fee or sales charge). Unlike conventional mutual funds, ETFs like FTHI issue and redeem shares on a continuous basis, at net asset value, only in large specified blocks of shares (each a "Creation Unit"). Creation Units of FTHI will generally be issued and redeemed in-kind for securities in which FTHI invests. A Creation Unit of FTHI consists of 50,000 shares. FTHI shares are not individually redeemable securities of FTHI except when aggregated as Creation Units. Shares of FTHI are listed and traded on Nasdaq under the ticker symbol "FTHI" to provide liquidity for individual shareholders of FTHI shares in amounts less than the size of a Creation Unit. As closed-end fund shareholders, FAV shareholders have no similar right to redeem shares of FAV, but shares of FAV are listed on the NYSE and may be purchased or sold on that exchange.

The Declaration of FAV authorizes the issuance of an unlimited number of common shares. The common shares have a par value of $0.01 per share and each common share has equal rights to the payment of dividends and the distribution of assets upon liquidation. The common shares have no conversion rights (except as may otherwise be determined by the Trustees in their sole discretion) or rights to cumulative voting. Shareholders of FTHI are entitled to dividends as declared by its Trustees, and if First Trust ETF VI were liquidated, each shareholder of FTHI would be entitled to receive pro rata the distributable assets of First Trust ETF VI attributable to shares of FTHI. FAV's present policy is to distribute at least quarterly all, or substantially all, of its net investment income as dividends and its net long-term capital gains at least annually, if any. FTHI distributes its net investment income monthly and its net realized capital gains at least annually, if any.

Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of a Fund. However, each of the Declarations contains an express disclaimer of shareholder liability for any debts, liability or obligation or expense incurred by, contracted for, or otherwise existing with respect to the respective Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Funds or the Trustees. Each of the Declarations further provides for indemnification for all claims and liabilities of any shareholder held personally liable for the obligations of a Fund solely by reason of being or having been a shareholder of the Fund.

As noted above, unlike FAV, First Trust ETF VI issues its shares in more than one series. Each of the Declarations authorize the issuance of classes of shares. All consideration received by FTHI for the issue or sale of shares of FTHI, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds, including proceeds from the sale, exchange or liquidation of assets, are held and accounted for separately from the other assets of First Trust ETF VI, subject only to the rights of creditors of FTHI, and belong irrevocably to FTHI for all purposes. Additional series of First Trust ETF VI may be established by the Trustees of First Trust ETF VI from time to time. Shares of FTHI may be issued in classes, with such relative rights and preferences as may be determined by the Trustees from time to time.

In general, the Declarations of both FAV and First Trust ETF VI require a shareholder vote only on those matters where the 1940 Act requires a vote of shareholders and otherwise permits the Trustees to take actions without seeking the consent of shareholders. Both Declarations give the Trustees broad authority to approve reorganizations between FAV or FTHI, as the case may be, and another entity or the sale of all or substantially all of the Fund's assets without shareholder approval if the 1940 Act would not require such approval. Under the 1940 Act, the conversion of a closed end fund to an open end fund, as in the case of the Merger, requires a vote of the shareholders of the closed-end fund. If shareholder approval is required under the 1940 Act, the FAV Declaration requires the affirmative vote or consent by holders of at least two-thirds of the shares of FAV outstanding and entitled to vote, except in certain circumstances, to authorize (i) a merger or consolidation of the Fund with any corporation, association, trust or other organization, including a series or class of such other organization, or (ii) a sale, lease or exchange of all or substantially all of the Fund's assets. However, with respect to the foregoing matters, if the applicable transaction has been already approved by the affirmative vote of two-thirds of the Trustees of FAV, then the "majority of the outstanding voting securities" as described above is required, as in the case of the proposed Merger. Under the First Trust ETF VI Declaration, a reorganization required by the 1940 Act to be approved by shareholders would need the affirmative vote of the "majority of the outstanding voting securities" as described above, The 1940 Act does not require the approval of FTHI for the Merger. However, the rules of Nasdaq require shareholder approval of certain transactions, such as the issuance of FTHI shares in the Merger.

The Declaration of FAV specifically authorizes the issuance of preferred shares, and if such shares are issued, they may be senior to the common shares as to rights to dividends and distributions and upon termination, and have separate voting rights on certain matters as required by the 1940 Act. There are no preferred shares outstanding for FAV.

Both Declarations permit amendments to the Declaration to be made by the Trustees, without shareholder vote.

Certain provisions of FAV's Declaration could have the effect of limiting the ability of other entities or persons to acquire control of FAV. The affirmative vote or consent of the holders of two-thirds of the shares of FAV outstanding and entitled to vote is required to authorize certain transactions, including under certain circumstances a conversion into an open-end company or a merger or consolidation of FAV with or into another entity, unless the transaction is approved by two-thirds of the Trustees of FAV, in which case approval of a "majority of the outstanding voting securities" is required, as in the case of the proposed Merger. These provisions would make it more difficult to change the management of FAV and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of FAV in a tender offer or similar transaction. The First Trust ETF VI Declaration does not have similar provisions.

Under the rules of the NYSE, FAV is required to hold an annual meeting each year to elect Trustees. Currently, FAV 's Board of Trustees is divided into three classes serving staggered three-year terms with each class being elected to serve until the third succeeding annual shareholder meeting subsequent to their election or thereafter, in each case until their successors are duly elected and qualified. This provision may affect the ability of FAV shareholders to quickly change the composition of the Board of Trustees of FAV. First Trust ETF VI is not required to hold annual meeting of shareholders, and each Trustee is elected to serve until the next meeting of shareholders is called for the purpose of considering the election or re-election of such Trustee or of a successor Trustee. Except as required by the 1940 Act or NYSE rules or as described above, the Declarations do not require the Trustees of FAV and of First Trust ETF VI (of which FTHI is a series) to call meetings of the shareholders for the election or re-election of Trustees. Subject to the limits of the 1940 Act, any vacancies on the Board of Trustees may be filled by a majority of the standing Trustees under each Declaration. The Declarations provide that, subject to the limits of the 1940 Act and with the exception of certain limited circumstances, any Trustee of First Trust ETF VI or FAV may be removed from office only (i) by action of at least two-thirds of the voting power of the outstanding shares of the respective Fund, or (ii) by the action of at least two-thirds of the remaining Trustees.

Quorum for a shareholder meeting of First Trust ETF VI (of which FTHI is a series) and FAV is the presence in person or by proxy of 33-1/3% of the voting power of the outstanding shares entitled to vote or, when a matter requires a separate vote by series (in the case of First Trust ETF VI) or class, then 33-1/3% of the voting power of the aggregate number of outstanding shares of that series or class entitled to vote shall constitute a quorum as to the matter being voted upon by that series or class.

The foregoing is a very general summary of certain provisions of the Declarations governing FAV and FTHI. It is qualified in its entirety by reference to the charter documents themselves.

Independent Registered Public Accounting Firm ("Auditor")

Deloitte & Touche LLP serves as Auditor for both FAV and FTHI.

Fund Service Providers

Brown Brothers Harriman & Co., 50 Post Office Square, Boston, Massachusetts 02110, acts as the administrator, accounting agent, custodian and transfer agent to FTHI. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to FTHI.

Distributor

FTP is the distributor and principal underwriter of the shares of FTHI. Its principal address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Distributor has entered into a Distribution Agreement with First Trust ETF VI pursuant to which it distributes FTHI shares. Shares are continuously offered for sale by FTHI through the Distributor only in Creation Units. For the fiscal period ended September 30, 2014 and fiscal year ended September 30, 2015, there were no underwriting commissions with respect to the sale of Fund shares, and FTP did not receive compensation on redemptions for FTHI for those years.

Federal Tax Matters Associated with an Investment in FTHI

This section summarizes some of the main U.S. federal income tax consequences of owning shares of FTHI. This section is current as of the date of this Joint Proxy Statement/Prospectus.

Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe an investor's situation if the investor is a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe an investor's state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to FTHI. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to FTHI was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in FTHI. This may not be sufficient for an investor to use for the purpose of avoiding penalties under federal tax law. As with any investment, each investor should seek advice based on the investor's individual circumstances from the investor's own tax advisor.

Fund Status. FTHI intends to continue to qualify or qualify as a "regulated investment company" under the federal tax laws. If FTHI qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

Distributions. FTHI's distributions are generally taxable. After the end of each year, an investor will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at the investor's ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, an investor will treat all capital gains dividends as long-term capital gains regardless of how long the investor has owned FTHI shares. To determine an investor's actual tax liability for the investor's capital gain dividends, the investor must calculate the investor's total net capital gain or loss for the tax year after considering all of the investor's other taxable transactions, as described below. In addition, FTHI may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to the investor; however, such distributions may reduce the investor's tax basis in the investor's shares, which could result in the investor having to pay higher taxes in the future when shares are sold, even if the investor sells the shares at a loss from the investor's original investment. The tax status of an investor's distributions from the Fund is not affected by whether the investor reinvests the investor's distributions in additional shares or receive them in cash. The income from FTHI that an investor must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require an investor to treat distributions made to the investor in January as if the investor had received them on December 31 of the previous year.

Income from FTHI may also be subject to a 3.8% "Medicare tax." This tax generally applies to an investor's net investment income if the investor's adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by FTHI from certain corporations may be reported by FTHI as being eligible for the dividends received deduction.

Capital Gains and Losses and Certain Ordinary Income Dividends. If an investor is an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of the investor's capital gain dividends may be taxed at a higher maximum stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. An investor must exclude the date the investor purchases shares to determine the investor's holding period. However, if the investor receives a capital gain dividend from FTHI and sells the investor's shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as FTHI are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by FTHI itself. FTHI will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Sale of Shares. If an investor sells or redeems shares, the investor will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, the investor must subtract the investor's tax basis in the investor's shares from the amount the investor receives in the transaction. An investor's tax basis in the investor's shares is generally equal to the cost of the investor's shares, generally including sales charges. In some cases, however, an investor may have to adjust the investor's tax basis after purchasing shares.

Taxes on Purchase and Redemption of Creation Units. If an investor exchanges equity securities for Creation Units the investor will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and the investor's aggregate basis in the securities surrendered and the cash component paid. If an investor exchanges Creation Units for equity securities, the investor will generally recognize a gain or loss equal to the difference between the investor's basis in the Creation Units and the aggregate market value of the securities received and the Cash Redemption Amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position.

Deductibility of Fund Expenses. Expenses incurred and deducted by FTHI will generally not be treated as income taxable to investors. In some cases, however, an investor may be required to treat the investor's portion of these Fund expenses as income. In these cases the investor may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Non-U.S. Tax Credit. Because FTHI may invest in non-U.S. securities, the tax statement that an investor receives may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to the investor will include the investor's share of the taxes the Fund paid to other countries. An investor may be able to deduct or receive a tax credit for the investor's share of these taxes.

Non-U.S. Investors. If an investor is a non-U.S. investor (*i.e.*, an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), the investor should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will be characterized as dividends for federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Disposition of shares by such persons may be subject to such withholding after December 31, 2018.

Investments in Certain Non-U.S. Corporations. If FTHI holds an equity interest in any PFICs, which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. FTHI will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, FTHI would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, FTHI might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Net Asset Value

FTHI's net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on each day the Nasdaq is open for business. Net asset value is calculated for FTHI by taking the market price of the Fund's total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share. All valuations are subject to review by the Board of Trustees or its delegate.

FTHI's investments are valued daily at market value or, in the absence of market value with respect to any portfolio securities, at fair value, in accordance with valuation procedures adopted by the Board of Trustees and in accordance with the 1940 Act. Portfolio securities listed on any exchange other than Nasdaq and the London Stock Exchange Alternative Investment Market ("AIM") are valued at the last sale price on the business day as of which such value is being determined. Securities listed on Nasdaq or the AIM are valued at the official closing price on the business day as of which such value is being determined. If there has been no sale on such day, or no official closing price in the case of securities traded on Nasdaq or the AIM, the securities are fair valued at the mean of the most recent bid and ask prices on such day. Portfolio securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. Portfolio securities traded in the over-the-counter market, but excluding securities trading on Nasdaq or the AIM, are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at the closing bid price. Short-term investments that mature in less than 60 days when purchased are fair valued at cost adjusted for amortization of premiums and accretion of discount, provided First Trust's Pricing Committee has determined that the use of amortized cost is an appropriate reflection of fair value given market and issuer-specific conditions existing at the time of the determination. Net asset value may change on days when investors may not sell or redeem Fund shares.

Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board of Trustees or its delegate, First Trust's Pricing Committee, at fair value. The use of fair value pricing by FTHI is governed by valuation procedures adopted by the Board of Trustees and in accordance with the provisions of the 1940 Act. These securities generally include, but are not limited to, certain restricted securities (securities which may not be publicly sold without registration under the Securities Act of 1933, as amended) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; a security whose market or fair value price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of the Fund's net asset value or make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security's fair value. As a general principle, the current fair value of a security would appear to be the amount which the owner might reasonably expect to receive for the security upon its current sale. When fair value prices are used generally they will differ from the current market valuations.

GENERAL INFORMATION

Share Ownership of FAV and FTHI

Based solely on information First Trust obtained from filings available on the SEC's EDGAR website, the following tables provide information regarding persons who owned beneficially or of record 5% or more of shares of FAV and FTHI and, on a pro forma basis, FTHI on a post-Merger basis. According to the Schedule 13D/A filed with the SEC on April 21, 2016, by Bulldog Investors, LLC, a Delaware limited liability company ("Bulldog"), Bulldog has sole power to vote and dispose of certain of the FAV shares it beneficially owns, and shares power to vote and dispose of certain other of the shares beneficially owned. Neither First Trust nor FAV have any knowledge regarding the identities of the ultimate beneficiaries of any of the shares referenced below.

FAV

Name and Address	Number of Shares Beneficially Owned[1]	Percentage of Ownership[1]
Bulldog Investors, LLC Park 80 West - Plaza Two 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663	1,644,551	19.91%
Morgan Stanley Smith Barney LLC 1300 Thames Street Baltimore, MD 21231	1,238,684	15.00%
Raymond James & Associates, Inc. 880 Carillon Parkway St. Petersburg, FL 33716	1,103,899	13.37%
Wells Fargo Securities, LLC 1525 West W.T. Harris Blvd., 1B1 Charlotte, NC 28262	830,163	10.05%
First Clearing, LLC 2801 Market Street St. Louis, MO 63103	792,598	9.60%
National Financial Services, LLC 499 Washington Blvd. Jersey City, NJ 07310	644,073	7.80%

(1)   This information is based solely on the information provided on such shareholder's filings with the SEC and First Trust, FTHI and FAV disclaim any responsibility as to the accuracy of such information.

FTHI

Name and Address	Number of Shares Beneficially Owned[1]	Percentage of Ownership[1]
Pershing LLC One Pershing Plaza Jersey City, NJ 07399	104,127	29.75%
Charles Schwab & Co., Inc. 2423 E. Lincoln Drive Phoenix, AZ 85016	86,531	24.72%
National Financial Services LLC 499 Washington Boulevard Jersey City, NJ 07310	35,813	10.23%
LPL Financial Corporation 9785 Towne Centre Drive San Diego, CA 92121	31,788	9.08%
TD Ameritrade Clearing, Inc. 1005 N. Ameritrade Place Bellevue, NE 68005	26,107	7.46%
KCG Americas LLC 545 Washington Boulevard Jersey City, NJ 07310	21,996	6.28%

(1)   This information is based solely on the information provided on such shareholder's filings with the SEC and First Trust, FTHI and FAV disclaim any responsibility as to the accuracy of such information.

As of May 31, 2016, the Trustees and executive officers of FAV as a group beneficially owned 2,000 shares of FAV, which is less than 1% of FAV's outstanding shares, and the Trustees and executive officers of FTHI as a group beneficially owned no shares of FTHI.

Pro Forma FTHI Post Merger

Name and Address	Number of Shares Beneficially Owned[1]	Percentage of Ownership[1]
Bulldog Investors, LLC 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663	740,280	18.20%
Morgan Stanley Smith Barney LLC 1300 Thames Street Baltimore, MD 21231	557,582	13.71%
Raymond James & Associates, Inc. 880 Carillon Parkway St. Petersburg, FL 33716	496,910	12.22%
Wells Fargo Securities, LLC 1525 West W.T. Harris Blvd., 1B1 Charlotte, NC 28262	373,690	9.19%
First Clearing, LLC 2801 Market Street St. Louis, MO 63103	356,781	8.77%
National Financial Services, LLC 499 Washington Blvd. Jersey City, NJ 07310	289,924	7.13%

(1)   This information is based solely on the information provided on such shareholder's filings with the SEC and First Trust, FTHI and FAV disclaim any responsibility as to the accuracy of such information. Such information assumes the completion of the Merger and the relative net asset values of FTHI common shares and FAV common shares as of March 31, 2016.

Shareholder Proposals

FAV's By-Laws require that in order to nominate persons to FAV's Board of Trustees or to present any other permitted proposal for action by shareholders at an annual meeting of shareholders, a shareholder must comply with applicable federal law and must provide advance written notice to the Secretary of FAV, which notice must be delivered to or mailed and received at FAV's principal executive offices not later than the close of business on the 45th day nor earlier than the close of business on the 60th day prior to the first anniversary date of the date of the release of the proxy statement for the preceding year's annual meeting of shareholders; *provided*, that in the event that the date of the annual meeting to which such shareholder's notice relates is not scheduled to be held within a period 30 days before or more than 30 days after the first anniversary date of the annual meeting for the preceding year, for notice by the shareholder to be timely it must be so delivered by the later of the close of business on the later of the 45th day prior to such annual meeting or the 10th day following the day on which public announcement or disclosure of the date of such annual meeting is first made by FAV. The shareholder's notice must contain information specified in FAV's By-Laws. The 2016 Annual Meeting of FAV was held on April 22, 2016.

As a general matter, FTHI does not intend to hold regular annual or special meetings of its shareholders.

To be considered for presentation at FAV's 2017 annual meeting, if any, a shareholder proposal submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received at the offices of the Fund at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, no later than November 29, 2016. However, if the Merger and the issuance of FTHI shares in the Merger are approved, FAV will be dissolved and will no longer hold shareholder meetings.

Timely submission of a proposal does not mean that such proposal will be included in FAV's proxy statement.

Shareholder Communications

Shareholders of FAV or FTHI who want to communicate with the Board of Trustees or any individual Trustee should write to the attention of FAV's and FTHI's Secretary, W. Scott Jardine, First Trust Advisors L.P., 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The letter should indicate that such shareholder is an FAV or FTHI shareholder, as applicable. If the communication is intended for a specific Trustee and so indicates, it will be sent only to that Trustee. If a communication does not indicate a specific Trustee it will be sent to the chair of the Nominating and Governance Committee and the outside counsel to the Independent Trustees for further distribution as deemed appropriate by such persons.

Fiscal Year

The fiscal year end for FAV is November 30. The fiscal year end for FTHI is September 30.

Legal Proceedings

There are no material pending legal proceedings against the Funds or the Advisor.

Annual Report Delivery

Annual reports will be sent to shareholders of record of FTHI and, if the Merger is not consummated, to shareholders of FAV following the applicable Fund's next fiscal year end. The applicable Fund will furnish, without charge, a copy of its annual report and/or semi-annual report as available upon request. Such written or oral requests should be directed to the applicable Fund at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187 or by calling (800) 621-1675.

Please note that only one annual report or proxy statement may be delivered to two or more shareholders of a fund who share an address, unless such fund has received instructions to the contrary. To request a separate copy of an annual report or proxy statement, or for instructions as to how to request a separate copy of such documents or as to how to request a single copy if multiple copies of such documents are received, shareholders should contact the fund at the address and phone number set forth above. Pursuant to a request, a separate copy will be delivered promptly.

Other Information

A list of shareholders of FAV and FTHI, as applicable, entitled to be present and to vote at the Meeting will be available at the offices of the Funds, 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, for inspection by any shareholder of such Fund during regular business hours beginning two days after the date of the Notice of Joint Special Meeting of Shareholders included with this Joint Proxy Statement/Prospectus.

Failure of a quorum to be present at the Meeting will necessitate adjournment and will subject FAV and FTHI to additional expense. The chair of the Meeting or person presiding thereat, as applicable, may call for an adjournment of the Meeting to permit further solicitation of proxies with respect to the proposals if he or she determines that adjournment and further solicitation is reasonable and in the best interests of the shareholders.

OTHER MATTERS TO COME BEFORE THE MEETING

No business other than the matters described above is expected to come before the Meeting, but should any other matter requiring a vote of shareholders properly come before the Meeting, including any question as to an adjournment or postponement of the Meeting, the persons named on the enclosed proxy card will vote thereon according to their best judgment in the interests of FAV or FTHI, as applicable.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE THEREFORE URGED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

IF YOU NEED ANY ASSISTANCE, OR HAVE ANY QUESTIONS REGARDING THE PROPOSAL APPLICABLE TO YOU OR HOW TO VOTE YOUR SHARES, CALL AST FUND SOLUTIONS LLC AT (866) 416-0554 WEEKDAYS FROM 9:00 A.M. TO 10:00 P.M. EASTERN TIME.

BECAUSE SHARES OF FTHI WILL NOT BE CERTIFICATED, SHAREHOLDERS WHO HOLD FAV SHARES DIRECTLY AND NOT IN "STREET NAME" THROUGH A BROKER-DEALER WILL NEED TO DESIGNATE A BROKERAGE ACCOUNT THAT WILL HOLD THE SHARES OF FTHI TO BE RECEIVED PURSUANT TO THE MERGER. IF A SHAREHOLDER DOES NOT DESIGNATE A BROKERAGE ACCOUNT, SUCH SHAREHOLDER MAY BE LIMITED IN THE ABILITY TO SELL THE SHARES OF FTHI TO BE RECEIVED PURSUANT TO THE MERGER IN THE SECONDARY MARKET UNTIL SUCH ACCOUNT IS DESIGNATED.

EXHIBIT A

FORM OF AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of this [   ] day of [   ], 2016 by and among First Trust Exchange-Traded Fund VI, a Massachusetts business trust (the "Trust"), on behalf of its series, First Trust High Income ETF (the "Acquiring Fund"), First Trust Dividend and Income Fund (the "Target Fund"), a Massachusetts business trust, and Liberty Street Merger Sub, LLC (the "Merger Sub"), a Massachusetts limited liability company and a direct, wholly-owned subsidiary of the Acquiring Fund. The Acquiring Fund and the Merger Sub may be referred to herein together as the "Acquiring Fund Parties." The Acquiring Fund and the Target Fund may be referred to herein as a "Fund" and, collectively, as the "Funds."

This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder.

The reorganization of the Target Fund will consist of the merger of the Target Fund with and into the Merger Sub pursuant to which shares of the Target Fund will be converted into newly issued common shares of beneficial interest of the Acquiring Fund ("Acquiring Fund Shares") as provided herein, all upon the terms and conditions set forth in this Agreement (the "Merger").

WHEREAS, the Acquiring Fund is a series of the Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Target Fund is a closed-end management investment company registered under the 1940 Act; and

WHEREAS, the Merger Sub currently has no assets and has carried on no business activities prior to the date first shown above and will have *de minimis* assets and will carry on no business activities prior to the consummation of the transactions described herein, other than as necessary to complete the transactions contemplated hereby; and

WHEREAS, the Acquiring Fund is authorized to issue the Acquiring Fund Shares.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I

MERGER

1.1   MERGER. Subject to the terms and conditions contained herein and on the basis of the representations and warranties contained herein, and in accordance with Massachusetts law, at the Effective Time (as defined in Section 1.1(e)), the Target Fund shall be merged with and into the Merger Sub, the separate existence of the Target Fund shall cease and the Merger Sub shall be the surviving company in the Merger (sometimes referred to herein as the "Surviving Company") in accordance with applicable law and shall continue as a wholly-owned subsidiary of the Acquiring Fund. The separate limited liability company existence of the Merger Sub shall continue unaffected and unimpaired by the Merger and, as the Surviving Company, it shall be governed by Massachusetts law.

(a)   At the Effective Time, as a result of the Merger and without any action on the part of the holder of any shares of the Target Fund:

(i)   Each common share of beneficial interest of the Target Fund issued and outstanding immediately prior to the Effective Time (collectively, the "Target Fund Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the number of Acquiring Fund Shares provided for in Section 2.3 [(with cash being distributed in lieu of fractional Acquiring Fund Shares as set forth in Section 2.3)]; and

(ii)   The membership interests in the Merger Sub issued and outstanding immediately prior to the Effective Time shall remain unchanged as a result of the Merger and shall remain as the only issued and outstanding membership interests of the Surviving Company.

(b)   The certificate of organization of the Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of organization of the Surviving Company (the "Certificate of Organization"), unless and until amended in accordance with its terms and applicable law. The operating agreement of the Merger Sub in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company (the "LLC Agreement"), unless and until amended in accordance with its terms and applicable law.

(c)   At the Effective Time, the Merger Sub shall continue in existence as the Surviving Company, and without any further action being required, shall succeed to and possess all of the rights, privileges and powers of the Target Fund, and all of the assets and property of whatever kind and character of the Target Fund shall vest in the Merger Sub without further act or deed. The Merger Sub, as the Surviving Company, shall be liable for all of the liabilities and obligations of the Target Fund, and any claim or judgment against the Target Fund may be enforced against the Merger Sub, as the Surviving Company, in accordance with applicable law.

(d)   The Acquiring Fund will distribute (either directly or through an agent) Acquiring Fund Shares to shareholders of the Target Fund (collectively, "Target Fund

Shareholders") upon the conversion of their Target Fund Shares by opening shareholder accounts on the share ledger records of the Acquiring Fund in the names of and in the amounts due to the shareholders of the Target Fund based on their respective holdings in the Target Fund as of the Valuation Time (as defined in Section 2.1). Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent, and the Acquiring Fund will not issue certificates representing Acquiring Fund Shares in connection with the Merger, except for any global share certificate or certificates required by a securities depository in connection with the establishment of book-entry ownership of the Acquiring Fund Shares. All Acquiring Fund Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

(e)   Upon the terms and subject to the conditions of this Agreement, each of the Target Fund and the Merger Sub shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of the Commonwealth of Massachusetts in accordance with Massachusetts law. The Merger shall become effective at such time as each Certificate of Merger is duly filed, or at such subsequent date or time as the Acquiring Fund Parties and the Target Fund shall agree and specify in the Certificate of Merger (the "Effective Time").

(f)   If requested by the Acquiring Fund, the Target Fund agrees, prior to the Closing Date (as defined in Section 3.1), to dispose of assets that do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In addition, if it is determined that the Target Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Target Fund, if requested by the Acquiring Fund, will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date (as defined in Section 3.1). Notwithstanding the foregoing, nothing herein will require the Target Fund to dispose of any investments or securities if, in the reasonable judgment of the Board of Trustees of the Target Fund (the "Target Fund Board") or First Trust Advisors L.P. ("First Trust Advisors"), the investment adviser to the Target Fund, such disposition would adversely affect the status of the Merger as a "reorganization" as such term is used in Section 368(a) of the Code or would otherwise not be in the best interests of the Target Fund.

1.2   DISSOLUTION, LIQUIDATION AND TERMINATION. As soon as practicable after the Effective Time, the Merger Sub shall be dissolved and the Acquiring Fund will assume all of the Merger Sub's liabilities and obligations, known and unknown, contingent or otherwise, whether or not determinable, and the Merger Sub will distribute to the Acquiring Fund, which will be the sole member of the Merger Sub at such time, all of the assets of the Merger Sub in complete liquidation of its interest in the Merger Sub in accordance with a Plan of Dissolution adopted by the Merger Sub.

1.3   ACCOUNTING AND PERFORMANCE SURVIVOR. In connection with the transactions contemplated by this Agreement, notwithstanding that the Merger Sub shall be the surviving entity in the Merger, the Acquiring Fund shall be deemed the survivor solely for accounting and performance record purposes.

1.4   TRANSFER TAXES. Any transfer taxes payable upon the issuance of Acquiring Fund Shares in a name other than the registered holder of the Target Fund's shares on the books of the Target Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.5   REPORTING. Any reporting responsibility of the Target Fund, including, without limitation, the responsibility for filing of regulatory reports, tax returns or other documents with the Securities and Exchange Commission (the "Commission") or other regulatory authority, the exchange on which the Target Fund's shares are listed or any state securities commission and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Target Fund or its duly appointed agent.

1.6   BOOKS AND RECORDS. The Target Fund shall have arranged for the availability prior to, and the transfer as soon as practicable following, the Closing Date to the Acquiring Fund, or its designated agent, of the Target Fund's books and records required to be maintained under the 1940 Act, and the rules and regulations thereunder.

ARTICLE II

VALUATION

2.1   VALUATION OF ASSETS. The value of the net assets of the Target Fund shall be the value of its assets, less its liabilities, computed as of the close of regular trading on the New York Stock Exchange on the business day immediately prior to the Closing Date (such time and date being hereinafter called the "Valuation Time"), using the valuation procedures of the First Trust funds or such other valuation procedures as shall be mutually agreed upon by the parties (and approved by the Target Fund Board and the Board of Trustees of the Trust (the "Trust Board")).

2.2   VALUATION OF SHARES. The net asset value per Acquiring Fund Share shall be the net asset value computed as of the Valuation Time, using the valuation procedures of the First Trust funds.

2.3   SHARES TO BE ISSUED. As of the Effective Time, each Target Fund Share outstanding immediately prior to the Effective Time shall be converted into a number of Acquiring Fund Shares equal to one multiplied by the quotient of the net asset value per share of the Target Fund determined in accordance with Section 2.1 divided by the net asset value of an Acquiring Fund Share. The aggregate net asset value of Acquiring Fund Shares received by the Target Fund Shareholders in the Merger will equal, as of the Valuation Time, the aggregate net asset value of the Target Fund Shares held by such Target Fund Shareholders as of such time. No fractional Acquiring Fund Shares will be distributed to Target Fund Shareholders and, in lieu of such fractional shares, Target Fund Shareholders will receive cash. In the event Target Fund Shareholders would be entitled to receive fractional Acquiring Fund Shares, the Acquiring Fund's transfer agent will aggregate such fractional common shares and sell the resulting whole shares on the exchange on which such shares are listed for the account of all such Target Fund

Shareholders, and each such Target Fund Shareholder will be entitled to a pro rata share of the proceeds from such sale. With respect to the aggregation and sale of fractional Acquiring Fund Shares, the Acquiring Fund's transfer agent will act directly on behalf of the Target Fund Shareholders entitled to receive fractional shares and will accumulate such fractional shares, sell the shares and distribute the cash proceeds net of brokerage commissions, if any, directly to Target Fund Shareholders entitled to receive the fractional shares (without interest and subject to withholding taxes).

2.4   EFFECT OF SUSPENSION IN TRADING. In the event that at the Valuation Time an accurate appraisal of the value of the net assets of either the Target Fund or the Acquiring Fund is impracticable due to either: (a) the closure of, or the imposition of a trading restriction on, the exchange on which shares of such Fund are listed or another exchange on which the portfolio securities of such Fund are purchased or sold; or (b) a disruption in trading or the reporting of trading on the exchange on which shares of such Fund are listed or elsewhere, the Closing Date shall be postponed until at least the first business day after the day when trading is fully resumed and/or reporting is restored or such later time as the parties may agree pursuant to Section 3.1.

2.5   COMPUTATIONS OF NET ASSETS. All computations of net asset value in this Article II (other than Section 2.2) shall be made by or under the direction of the Target Fund's fund accountant, BNY Mellon Investment Servicing (US) Inc., in accordance with its regular practice as the fund accountant of the Target Fund.

ARTICLE III

CLOSING AND CLOSING DATE

3.1   CLOSING DATE. The closing of the Merger (the "Closing") shall occur on [   ], 2016 or such other date as the parties may agree (the "Closing Date"). Unless otherwise provided, all acts taking place at a Closing shall be deemed to take place as of 7:59 a.m. Central time on the Closing Date. The Closing shall be held as of 7:59 a.m. Central time at the offices of Chapman and Cutler LLP in Chicago, Illinois or at such other time and/or place as the parties may agree.

3.2   CUSTODIAN'S CERTIFICATE. The Target Fund shall cause its custodian to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer identifying all of the Target Fund's portfolio securities, investments, cash, and any other assets as of the Valuation Time and stating that the Target Fund's portfolio securities, investments, cash, and any other assets shall have been delivered in proper form to constitute good delivery thereof to the Acquiring Fund's custodian on behalf of the Acquiring Fund on the Closing Date.

3.3   CERTIFICATES OF TRANSFER AGENT.

(a)   The Target Fund shall issue and deliver or cause its transfer agent to issue and to deliver to the Acquiring Fund at the Closing a certificate of an authorized officer setting forth the number of Target Fund Shares outstanding as of the Valuation Time and stating that its records contain the names and addresses of all holders of common shares of the Target Fund and the number and percentage ownership of outstanding common shares owned by each such Target Fund Shareholder immediately prior to the Closing.

(b)   The Acquiring Fund shall issue and deliver or cause its transfer agent to issue and deliver to the Target Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the shareholders of the Target Fund or provide evidence satisfactory to the Target Fund that such Acquiring Fund Shares have been credited to the account of the shareholders of the Target Fund on the books of the Acquiring Fund.

3.4   DELIVERY OF ADDITIONAL ITEMS. At the Closing, each party shall deliver to the other parties such bills of sale, checks, assignments, assumptions of liability, share certificates, opinions, receipts and other documents or instruments, if any, as such other parties or their counsel may reasonably request to effect the transactions contemplated by this Agreement. The Target Fund shall, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Acquiring Fund or the Merger Sub may reasonably deem necessary or desirable in order to vest and confirm the Merger Sub's title to and possession of all of the assets of the Target Fund and to otherwise carry out the intent and purpose of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1   REPRESENTATIONS OF THE TARGET FUND. The Target Fund represents and warrants as follows:

(a)   The Target Fund is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(b)   The Target Fund is registered as a closed-end management investment company under the 1940 Act, and such registration is in full force and effect.

(c)   The Target Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Target Fund's Declaration of Trust or By-Laws, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Target Fund is a party or by which it is bound.

(d)   There are no contracts outstanding to which the Target Fund is a party that have not been disclosed in writing to the Acquiring Fund. Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, the Target Fund has no material contracts or other commitments that will be terminated with liability to it on or before the Closing.

(e)   No litigation, administrative proceeding, or investigation of or before any court or governmental body presently is pending or to its knowledge threatened against the Target Fund or any of its properties or assets, which, if adversely determined, would result in liability on the part of the Target Fund other than as have been disclosed to the Acquiring Fund. The Target Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f)   The financial statements of the Target Fund as of November 30, 2015, and for the fiscal year then ended have been prepared in accordance with generally accepted accounting principles and have been audited by an independent registered public accounting firm, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Target Fund as of November 30, 2015, and there are no known liabilities, contingent or otherwise, of the Target Fund as of such date that are not disclosed in such statements.

[(g)   The unaudited semi-annual financial statements of the Target Fund as of May 31, 2016, and for the period then ended have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Target Fund as of May 31, 2016, and there are no known liabilities, contingent or otherwise, of the Target Fund as of such date that are not disclosed in such statements.]

(h)   Since the date of the financial statements referred to in subsection (g) above, there have been no material adverse changes in the Target Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and there are no liabilities of a material nature, contingent or otherwise, of the Target Fund arising after such date. Before the Closing Date, the Target Fund will advise the Acquiring Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to [May 31], 2016, whether or not incurred in the ordinary course of business. For the purposes of this subsection (h), a decline in the net asset value of the Target Fund shall not constitute a material adverse change.

(i)   All federal, state, local and other tax returns and reports of the Target Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are complete and correct in all material respects. All federal, state, local and other taxes of the Target Fund required to be paid (whether or not shown on any such return or report) have been paid, or provision shall have been made for the payment thereof and any such unpaid taxes as of the date of the financial statements referred to above, are properly reflected thereon. To the best of the Target Fund's knowledge, no tax authority is currently auditing or preparing to audit the Target Fund, and no assessment for taxes, interest, additions to tax or penalties has been asserted against the Target Fund.

(j)   The authorized capital of the Target Fund consists of an unlimited number of common shares of beneficial interest, par value $0.01 per share, and an unlimited number of preferred shares of beneficial interest. All issued and outstanding shares of the Target Fund are duly and validly issued, fully paid and non-assessable by the Target Fund (recognizing that under Massachusetts law, Target Fund Shareholders, under certain circumstances, could be held personally liable for the obligations of the Target Fund). All of the issued and outstanding shares of the Target Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the Target Fund's transfer agent as provided in Section 3.3. The Target Fund has no outstanding options, warrants or other rights to subscribe for or purchase any shares of the Target Fund, and has no outstanding securities convertible into shares of the Target Fund.

(k)   At the Closing, the Target Fund will have good and marketable title to the Target Fund's assets held immediately prior to the Effective Time, and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder free and clear of any liens or encumbrances, except those liens and encumbrances to which the Acquiring Fund Parties have received written notice and have not objected, and the Merger Sub will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act").

(l)   The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Target Fund. Subject to approval by its shareholders, this Agreement constitutes a valid and binding obligation of the Target Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(m)   The information to be furnished by the Target Fund for use in no-action letters, applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations.

(n)   From the effective date of the Registration Statement (as defined in Section 5.5) through the time of the meetings of shareholders and on the Closing Date, any written information furnished by the Target Fund with respect to the Target Fund for use in the Registration Statement, and any supplement or amendment thereto or to the documents included or incorporated by reference therein, or any other materials provided in connection with the Merger, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(o)   No consent, approval, authorization, or order of any court, governmental authority, or any stock exchange on which shares of the Target Fund are listed is required for the consummation by the Target Fund of the transactions contemplated herein, except such as have been or will be obtained.

(p)   For each taxable year of its operations (including the taxable year ending on the Closing Date), the Target Fund (i) has elected to qualify, and has qualified or will qualify (in the case of the short taxable year ending on the Closing Date), as a "regulated investment company" under Subchapter M of the Code (a "RIC"); (ii) has been eligible to compute and has computed its federal income tax under Section 852 of the Code, and on or prior to the Closing Date will have declared a distribution with respect to all its investment company taxable income (determined without regard to the deduction for dividends paid), and its net capital gain (as such terms are defined in the Code) that has accrued or will accrue on or prior to the Closing Date; and (iii) has been, and will be (in the case of the short taxable year ending on the Closing Date), treated as a separate corporation for federal income tax purposes.

4.2   REPRESENTATIONS OF THE ACQUIRING FUND PARTIES. Each of the Trust, on behalf of the Acquiring Fund, and the Merger Sub, as applicable, represents and warrants as follows:

(a)   The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(b)   The Acquiring Fund is a separate series of the Trust, duly authorized in accordance with the applicable provisions of the Trust's Declaration of Trust.

(c)   The Merger Sub is a limited liability company, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(d)   The Trust is registered as an open-end management investment company under the 1940 Act, and such registration is in full force and effect.

(e)   The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws, or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(f)   The Merger Sub is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Merger Sub's Certificate of Organization or LLC Agreement.

(g)   No litigation, administrative proceeding or investigation of or before any court or governmental body presently is pending or to its knowledge threatened against the Acquiring Fund or the Merger Sub or any of their properties or assets (if any), which, if adversely determined, would result in liability on the part of the Acquiring Fund or the Merger Sub, other than as have been disclosed to the Target Fund. The Acquiring Fund and the Merger Sub know of no facts that might form the basis for the institution of such proceedings and neither is a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(h)   The financial statements of the Acquiring Fund as of September 30, 2015, and for the fiscal year then ended have been prepared in accordance with generally accepted accounting principles and have been audited by an independent registered public accounting firm, and such statements (copies of which have been furnished to the Target Fund) fairly reflect the financial condition of the Acquiring Fund as of September 30, 2015, and there are no known liabilities, contingent or otherwise, of the Acquiring Fund as of such date that are not disclosed in such statements.

(i)   The unaudited semi-annual financial statements of the Acquiring Fund as of March 31, 2016, and for the period then ended have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Target Fund) fairly reflect the financial condition of the Acquiring Fund as of March 31, 2016, and there are no known liabilities, contingent or otherwise, of the Acquiring Fund as of such date that are not disclosed in such statements.

(j)   Since the date of the financial statements referred to in subsection (i) above, there have been no material adverse changes in the Acquiring Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business) and there are no liabilities of a material nature, contingent or otherwise, of the Acquiring Fund arising after such date. Before the Closing Date, the Acquiring Fund will advise the Target Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to March 31, 2016, whether or not incurred in the ordinary course of business. For the purposes of this subsection (j), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(k)   All federal, state, local and other tax returns and reports of the Acquiring Fund required by law to be filed by it (taking into account permitted extensions for filing) have been timely filed and are complete and correct in all material respects. All federal, state, local and other taxes of the Acquiring Fund required to be paid (whether or not shown on any such return or report) have been paid, or provision shall have been made for the payment thereof and any such unpaid taxes as of the date of the financial statements referred to above, are properly reflected thereon. To the best of the Acquiring Fund's knowledge, no tax authority is currently auditing or preparing to audit the Acquiring Fund, and no assessment for taxes, interest, additions to tax or penalties has been asserted against the Acquiring Fund.

(l)   The authorized capital of the Acquiring Fund consists of an unlimited number of shares of beneficial interest.

(m)   The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund and the Merger Sub. This Agreement constitutes a valid and binding obligation of the Acquiring Fund and Merger Sub, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(n)   The Acquiring Fund Shares to be issued and delivered pursuant to the terms of this Agreement will, at the Closing, have been duly authorized. When so issued and delivered, such Acquiring Fund Shares will be duly and validly issued shares of the Acquiring

Fund, and will be fully paid and non-assessable by the Acquiring Fund (recognizing that under Massachusetts law, Acquiring Fund shareholders, under certain circumstances, could be held personally liable for the obligations of the Acquiring Fund).

(o)   The information to be furnished by the Acquiring Fund and the Merger Sub for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated herein shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations.

(p)   From the effective date of the Registration Statement (as defined in Section 5.5) through the time of the meetings of shareholders and on the Closing Date, any written information furnished by the Acquiring Fund and the Merger Sub with respect to the Acquiring Fund and the Merger Sub for use in the Registration Statement, and any supplement or amendment thereto or to the documents included or incorporated by reference therein, or any other materials provided in connection with the Merger, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which such statements were made, not misleading.

(q)   No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund or the Merger Sub of the transactions contemplated herein, except such as have been or will be obtained.

(r)   For each taxable year of its operation, the Acquiring Fund has been treated as a separate corporation for federal income tax purposes pursuant to Section 851(g) of the Code, has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, and has been eligible to compute and has computed its federal income tax under Section 852 of the Code. In addition, the Acquiring Fund will satisfy each of the foregoing with respect to its taxable year that includes the Closing Date.

(s)   The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and any state securities laws as it may deem appropriate in order to consummate the transactions hereunder.

(t)   All of the issued and outstanding membership interests in the Merger Sub are, and at the Effective Time and on the Closing Date will be, owned by the Acquiring Fund, as the sole member of the Merger Sub, and there are (i) no other membership interests or voting securities of the Merger Sub, (ii) no securities of the Merger Sub convertible into membership interests or voting securities of the Merger Sub and (iii) no options or other rights to acquire from the Merger Sub, and no obligations of the Merger Sub to issue, any membership interests, voting securities or securities convertible into membership interests or voting securities of the Merger Sub.

(u)   Since the date of its organization, the Merger Sub has been disregarded as an entity separate from its owner within the meaning of Section 301.7701-3 of the Treasury Regulations. The Merger Sub has not elected, and will not elect, to be classified, with effect as of or prior to the liquidation of the Merger Sub, as an association taxable as a corporation pursuant to Section 301.7701-3 of the Treasury Regulations.

(v)   The Merger Sub has no assets and will have no more than *de minimis* assets as of the Closing Date. The Merger Sub has engaged in no activities other than as necessary to consummate the transactions contemplated hereunder.

ARTICLE V

COVENANTS OF THE FUNDS AND MERGER SUBSIDIARY

5.1   OPERATION IN ORDINARY COURSE. Subject to Sections 1.1(f), and 8.6, each of the Target Fund and the Acquiring Fund will operate its respective business in the ordinary course from the date of this Agreement through the Closing, it being understood that such ordinary course of business will include customary dividends and distributions, and any other distribution necessary or desirable to avoid federal income or excise taxes.

5.2   APPROVAL OF SHAREHOLDERS. The Target Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other appropriate action necessary to obtain approval of the transactions contemplated herein. The Acquiring Fund will, if necessary, call a meeting of its shareholders to take appropriate action necessary to obtain approval of the transactions contemplated herein.

5.3   ADDITIONAL INFORMATION. The Target Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Target Fund's shares.

5.4   FURTHER ACTION. Subject to the provisions of this Agreement, each Fund and the Merger Sub will take or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

5.5   PREPARATION OF REGISTRATION STATEMENT AND PROXY MATERIALS. The Trust will prepare and file with the Commission a registration statement on Form N-14 relating to the Acquiring Fund Shares to be issued to Target Fund Shareholders (the "Registration Statement"). The Registration Statement shall include a proxy statement of the Target Fund and, if necessary, the Acquiring Fund and a prospectus of the Acquiring Fund relating to the transactions contemplated by this Agreement. The Registration Statement shall be in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act, as applicable. Each party will provide the other party with the materials and information necessary to prepare the Registration Statement, including the proxy statement and related materials (the "Proxy Materials") for inclusion therein, in connection with the meetings of the respective Fund's shareholders to consider, as applicable, the approval of this Agreement and the transactions contemplated herein.

5.6   TAX STATUS OF REORGANIZATION. The intention of the parties is that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. None of the Target Fund, the Acquiring Fund or the Merger Sub shall take any action, or cause any action to be taken (including, without limitation, the filing of any tax return), that is inconsistent with such treatment or that results in the failure of the transaction to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. At or prior to the Closing, the parties to this Agreement will take such action, or cause such action to be taken, as is reasonably necessary to enable counsel to render the tax opinion contemplated in Section 8.8.

ARTICLE VI

CONDITION PRECEDENT TO OBLIGATIONS OF THE TARGET FUND

The obligations of the Target Fund to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following conditions:

6.1   All representations and warranties of the Acquiring Fund Parties contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Acquiring Fund shall have delivered to the Target Fund a certificate executed in the Acquiring Fund's name by the Trust's (i) President or Vice President and (ii) Treasurer, in form and substance satisfactory to the Target Fund and dated as of the Closing Date, to such effect and as to such other matters as the Target Fund shall reasonably request.

6.2   The Acquiring Fund Parties shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND PARTIES

The obligations of the Acquiring Fund Parties to consummate the transactions provided for herein shall be subject to the fulfillment or waiver of the following conditions:

7.1   All representations and warranties of the Target Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing, with the same force and effect as if made on and as of the Closing. The Target Fund shall have delivered to the Acquiring Fund on the Closing a certificate executed in the Target Fund's name by the Target Fund's (i) President or Vice President and (ii) Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2   The Target Fund shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing.

7.3   The Target Fund shall have delivered to the Acquiring Fund a statement of the Target Fund's assets and liabilities, together with a list of the Target Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing, certified by the Treasurer of the Target Fund.

7.4   The Target Fund shall have delivered such records, agreements, certificates, instruments and such other documents as the Acquiring Fund Parties shall reasonably request.

7.5   Unless otherwise directed by First Trust Advisors, all contracts of the Target Fund set forth on Schedule 7.5 will be terminated with respect to the Target Fund as of or prior to the Closing.

ARTICLE VIII

FURTHER CONDITIONS PRECEDENT

The obligations of the Funds to consummate the transactions under this Agreement are subject to the fulfillment (or waiver by the affected parties) of the following conditions precedent:

8.1   This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of each Fund in accordance with applicable law and the provisions of the applicable Declaration of Trust and By-Laws and, with respect to the Acquiring Fund, the rules of the NYSE to the extent such approval is required. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Target Fund may waive the condition set forth in this Section 8.1.

8.2   The Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, or instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act. Furthermore, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated herein.

8.3   All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state securities authorities, including any necessary "no-action" positions and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated herein shall have been obtained.

8.4   The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued. To the best knowledge of the parties to this Agreement, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5   The Target Fund shall have declared prior to the Valuation Time a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders at least all of the Target Fund's investment company taxable income for all taxable periods ending on or before the Closing Date (computed without regard to any deduction for dividends paid), if any, for all taxable periods ending on or before the Closing Date and all of its net capital gains realized in all taxable periods ending on or before the Closing Date (after reduction for any available capital loss carryforward). The Target Fund shall establish an escrow account and set aside assets in the amount of such dividend or dividends in such escrow account to be held solely for the benefit of Target Fund shareholders as of the record date for such dividend. The Target Fund shall not have any rights with respect to the assets held in such escrow account.

8.6   The Target Fund shall have received on the Closing Date an opinion from Chapman and Cutler LLP and/or Morgan, Lewis & Bockius LLP, dated as of the Closing Date, substantially to the effect that:

(a)   The Trust has been formed as a voluntary association with transferable shares of beneficial interest commonly referred to as a "Massachusetts business trust," and is existing under the laws of the Commonwealth of Massachusetts and, to such counsel's knowledge, has the power as a business trust to carry on its business as presently conducted, in accordance with the description thereof in the Registration Statement.

(b)   The Merger Sub has been formed as a limited liability company and is existing under the laws of the Commonwealth of Massachusetts.

(c)   The Trust is registered as an open-end management investment company under the 1940 Act, and, to such counsel's knowledge, such registration under the 1940 Act is in full force and effect.

(d)   Assuming that the Acquiring Fund Shares will be issued in accordance with the terms of this Agreement, the Acquiring Fund Shares to be issued and delivered to the Target Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued, fully paid and non-assessable, except that, as described in the Registration Statement, shareholders of the Acquiring Fund may under certain circumstances be held personally liable for its obligations.

(e)   The Registration Statement is effective and, to such counsel's knowledge, no stop order under the 1933 Act pertaining thereto has been issued.

(f)	To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for consummation by the Acquiring Fund or Merger Sub of the transactions contemplated herein, except as have been obtained.

(g)	The execution and delivery of this Agreement by the Acquiring Fund and Merger Sub, did not, and the consummation by the Acquiring Fund and Merger Sub of the transactions contemplated herein will not, violate the Trust's Declaration of Trust or By-Laws or Merger Sub's Certificate of Organization or LLC Agreement, respectively.

Insofar as the opinions expressed above relate to or are dependent upon matters that are governed by the laws of the Commonwealth of Massachusetts, Chapman and Cutler LLP may rely on the opinions of Morgan, Lewis & Bockius LLP.

8.7	The Acquiring Fund shall have received on the Closing Date an opinion from Chapman and Cutler LLP and/or Morgan, Lewis & Bockius LLP, dated as of the Closing Date, substantially to the effect that:

(a)	The Target Fund has been formed as a voluntary association with transferable shares of beneficial interest commonly referred to as a "Massachusetts business trust," and is existing under the laws of the Commonwealth of Massachusetts and, to such counsel's knowledge, has the power as a business trust to carry on its business as presently conducted, in accordance with the description thereof in the Registration Statement.

(b)	The Target Fund is registered as a closed-end management investment company under the 1940 Act, and, to such counsel's knowledge, such registration under the 1940 Act is in full force and effect.

(c)	To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for consummation by the Target Fund of the transactions contemplated herein, except as have been obtained.

(d~~)	To the knowledge of such counsel, the Target Fund has the power to sell, assign, convey, transfer and deliver the assets as contemplated by this Agreement. (e~~)	The execution and delivery of this Agreement by the Target Fund, did not, and the consummation by the Target Fund of the transactions contemplated herein will not, violate the Target Fund's Declaration of Trust or By-Laws (assuming the requisite approval of the Target Fund's shareholders has been obtained in accordance with its Declaration of Trust and By-Laws).

Insofar as the opinions expressed above relate to or are dependent upon matters governed by the laws of the Commonwealth of Massachusetts, Chapman and Cutler LLP may rely on the opinions of Morgan, Lewis & Bockius LLP.

8.8   The Funds shall have received on the Closing Date an opinion of Chapman and Cutler LLP addressed to the Acquiring Fund and the Target Fund substantially to the effect that for federal income tax purposes:

(a)   The Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws will constitute a "reorganization" within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Target Fund will each be a "party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Merger.

(b)   No gain or loss will be recognized by the Acquiring Fund or the Merger Sub upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub.

(c)   No gain or loss will be recognized by the Target Fund upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws.

(d)   No gain or loss will be recognized by the Target Fund Shareholders upon the conversion of their Target Fund shares solely into Acquiring Fund Shares in the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of Merger Sub, except to the extent the Target Fund Shareholders receive cash pursuant to the Merger.

(e)   The aggregate basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Merger (including any fractional Acquiring Fund Share to which a Target Fund Shareholder would be entitled) will be the same as the aggregate basis of the Target Fund shares that were converted into such Acquiring Fund Shares. The holding period of the Acquiring Fund Shares received by each Target Fund Shareholder (including any fractional Acquiring Fund Share to which a shareholder would be entitled) will include the period during which the Target Fund shares that were converted into such Acquiring Fund Shares were held by such shareholder, provided such Target Fund shares are held as capital assets at the time of the Merger.

(f)   Other than to the extent assets were sold or purchased pursuant to the plan of Merger, the basis of the Target Fund's assets received by the Merger Sub in the Merger will be the same as the basis of such assets in the hands of the Target Fund immediately before the Merger. Other than to the extent assets were sold or purchased pursuant to the plan of Merger, the holding period of the assets of the Target Fund received by the Merger Sub in the Merger will include the period during which those assets were held by the Target Fund.

(g)   The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

No opinion will be expressed as to (1) the effect of the Merger on the Target Fund, the Acquiring Fund or any Target Fund Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year (or on the termination thereof) or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Such opinion shall be based on reasonable assumptions and such representations as Chapman and Cutler LLP may request of the Funds and the Merger Sub. The Target Fund and the Acquiring Fund Parties will cooperate to make and certify the accuracy of such representations. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Target Fund may waive the conditions set forth in this Section 8.8.

ARTICLE IX

EXPENSES

9.1   The expenses incurred in connection with the Merger (whether or not the Merger is consummated) will be allocated between the Target Fund and the Acquiring Fund, pro rata, based on the value of their respective assets held as of the Valuation Time. Merger-related expenses include, without limitation: (a) expenses associated with the preparation and filing of the Registration Statement and other Proxy Materials; (b) postage; (c) printing; (d) accounting fees; (e) legal fees incurred by the Funds; (f) solicitation costs; and (g) other related administrative or operational costs.

9.2   Each party represents and warrants to the other parties that there is no person or entity entitled to receive any broker's fees or similar fees or commission payments in connection with structuring the transactions provided for herein.

9.3   Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another party of such expenses would result in the disqualification of the Target Fund or the Acquiring Fund, as the case may be, as a RIC under the Code.

ARTICLE X

ENTIRE AGREEMENT

The parties agree that no party has made to any other party any representation, warranty and/or covenant not set forth herein, and that this Agreement constitutes the entire agreement between and among the parties.

ARTICLE XI

TERMINATION

11.1   This Agreement may be terminated by the mutual agreement of the parties, and such termination may be effected by the President or Vice President of the Trust or the Target Fund, without further action by the Trust Board or the Target Fund Board. In addition, this Agreement may be terminated at or before the Closing Date due to:

      (a)   a breach by the non-terminating party of any representation, or warranty, or agreement to be performed at or before the Closing, if not cured within 30 days of the breach and prior to the Closing;

      (b)   a condition precedent to the obligations of the terminating party that has not been met or waived and it reasonably appears that it will not or cannot be met; or

      (c)   a determination by the Trust Board or the Target Fund Board that the consummation of the transactions contemplated herein is not in the best interests of its respective Fund involved in the transactions contemplated by this Agreement.

11.2   In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of the Trust, the Acquiring Fund or the Target Fund.

ARTICLE XII

AMENDMENTS

12.1   This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the officers of the Target Fund and the officers of the Trust, subject to the prior review of each such party's counsel and the authorization of the Trust Board and the Target Fund Board; provided, however, that following the receipt of the approval described in Section 5.2 of this Agreement by shareholders of the Acquiring Fund, if necessary, or the Target Fund, no such amendment, modification or supplement may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Target Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

ARTICLE XIII

HEADINGS; COUNTERPARTS; GOVERNING LAW;
ASSIGNMENT; LIMITATION OF LIABILITY

13.1   The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.2   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3   This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

13.4   This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

13.5   All parties hereto are expressly put on notice of the Declaration of Trust of the Trust and the Declaration of Trust of the Target Fund and all amendments thereto, a copy of each of which is on file with the Secretary of the Commonwealth of Massachusetts, and the limitations of shareholder and trustee liability contained therein. This Agreement has been executed and delivered by the Trustees or officers of the Trust, on behalf of the Acquiring Fund, and the Trustees or officers of the Target Fund, in each case acting as Trustees or officers and not individually, and it is expressly agreed that the obligations of the Funds hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Trust or the Target Fund individually, or impose any liability on any of them personally, but shall bind only the property of the Acquiring Fund and the Target Fund, as provided in the applicable Declaration of Trust, and persons dealing with a Fund must look solely to the assets of such Fund for the enforcement of any claims.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

FIRST TRUST DIVIDEND AND INCOME FUND

By:_____
Name:
Title:

ACKNOWLEDGED:

By:
Name:

FIRST TRUST EXCHANGE-TRADED FUND VI,
 on behalf of First Trust High Income ETF

By:_____
Name:
Title:

ACKNOWLEDGED:

By:
Name:

LIBERTY STREET MERGER SUB, LLC

By:_____
Name:
Title:

ACKNOWLEDGED:

By:
Name:

PRO FORMA
STATEMENT OF ASSETS AND LIABILITIES
MARCH 31, 2016 (UNAUDITED)
<TABLE>
<CAPTION>

<S>	FTHI ACQUIRING FUND	FAV TARGET FUND	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
	<C>	<C>	<C>	<C>
ASSETS:				
Investments, at value				
(Cost $6,577,267, $94,833,079 and $83,465,445)	$ 6,948,068	$ 89,730,777	$(17,282,212)	$ 79,396,633 (1)
Cash	219,585	2,673,492	(1,278,672)	1,614,405 (1)(2)
Receivables:				
Investment securities sold	–	1,030	–	1,030
Dividends	11,874	196,355	–	208,229
Interest	–	105,455	–	105,455
Dividend reclaims	27	440	–	467
Prepaid expenses	–	22,508	–	22,508
Total Assets	7,179,554	92,730,057	(18,560,884)	81,348,727
LIABILITIES:				
Outstanding loan	–	18,400,000	(18,400,000)	– (1)
Options written, at value (premiums received of				
$102,257, $205,838 and 206,282,095)	206,282	162,093	–	368,375
Payables:				
Investment advisory fees	4,953	77,367	(77,367)	4,953 (2)
Audit and tax fees	–	22,333	(22,333)	– (2)
Unfunded loan commitments	–	9,574	(9,574)	– (2)
Administrative fees	–	22,603	(22,603)	– (2)
Printing fees	–	13,864	(13,864)	– (2)
Trustees' fees and expenses	–	4,404	(4,404)	– (2)
Transfer agent fees	–	5,019	(5,019)	– (2)
Custodian fees	–	2,749	(2,749)	– (2)
Legal fees	–	2,200	(2,200)	– (2)
Financial reporting fees	–	771	(771)	– (2)
Reorganization Costs	–	–	325,115	325,115 (3)
Total Liabilities	211,235	18,722,977	(18,235,769)	698,443
NET ASSETS	$ 6,968,319	$ 74,007,080	$ (325,115)	$ 80,650,284
NET ASSETS CONSIST OF:				
Paid-in capital	$ 7,031,786	$ 135,726,740	$ (279,699)	$ 142,478,827
Par value	3,500	82,595	(45,416)	40,679 (4)
Accumulated net investment income (loss)	(106,702)	(552,316)		(659,018)
Accumulated net realized gain (loss) on				
investments and options transactions	(227,041)	(56,191,382)	(662,689)	(57,081,112)(1)
Net unrealized appreciation (depreciation) on				
investments and options	266,776	(5,058,557)	662,689	(4,129,092)(1)
NET ASSETS	$ 6,968,319	$ 74,007,080	$ (325,115)	$ 80,650,284
NET ASSET VALUE, per Common Share	$ 19.91	$ 8.96		$ 19.83 (4)
Shares Outstanding	350,002	8,259,517	(4,541,570)	4,067,949 (5)

</TABLE>

Revised

(1) Reflects the deleveraging of FAV prior to the merger date, which includes
     the sale of senior floating-rate loan interests, which will not be brought
     forth to FTHI, and the repayment of an outstanding loan with the
     proceeds of such sales and cash on hand.

(2) Reflects the payables of FAV which will not be brought forth to FTHI,
     since FTHI charges a unitary investment advisory fee.

(3) A non-recurring cost associated with this transaction of approximately
     $325,115 will be incurred relating to estimated professional service fees,
     printing costs and mailing charges. Approximately $295,855, or
     approximately $0.036 per FAV share, will be borne by the common
     shareholders of FAV and $29,260, or approximately $0.084 per FTHI share
     will be borne by the shareholders of FTHI, with 75% of FTHI costs to be
     reimbursed by First Trust Advisors L.P.

(4)   Reflects FTHI's allocation of reorganization costs.

(5)   Reflects the issuance of 3,717,947 shares of FTHI in exchange for the assets and liabilities of FAV.

<PAGE>

C. SECURITIES TRANSACTIONS AND INVESTMENT INCOME

Securities transactions are recorded as of the trade date. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Amortization of premiums and accretion of discounts are recorded using the effective interest method.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

The Acquiring Fund will distribute to holders of its shares monthly dividends of all or a portion of its net income, if any, or as the Board of Trustees may determine from time to time. Distributions of net realized capital gains earned by the Acquiring Fund, if any, are distributed at least annually.

Distributions from income and capital gains are determined in accordance with income tax regulations, which may differ from U.S. GAAP. Certain capital accounts in the financial statements are periodically adjusted for permanent differences in order to reflect their tax character. These permanent differences are primarily due to the varying treatment of income and gain/loss on portfolio securities held by the Acquiring Fund and have no impact on net assets or NAV per share. Temporary differences, which arise from recognizing certain items of income, expense and gain/loss in different periods for financial statement and tax purposes, will reverse at some time in the future.

E. INCOME TAXES

The Acquiring Fund intends to continue to qualify as a regulated investment company by complying with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, which includes distributing substantially all of its net investment income and net realized gains to shareholders. Accordingly, no provision has been made for federal and state income taxes. However, due to the timing and amount of distributions, the Acquiring Fund may be subject to an excise tax of 4% of the amount by which 98% of the Acquiring Fund's taxable income exceeds the distributions from such taxable income for the calendar year.

The Acquiring Fund is subject to accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Taxable years ended 2014 and 2015 remain open to federal and state. As of March 31, 2016, management has evaluated the application of these standards to the Acquiring Fund and has determined that no provision for income tax is required in the Acquiring Fund's financial statements for uncertain tax positions.

Under the Regulated Investment Company Modernization Act of 2010 (the "Act"), net capital losses may be carried forward indefinitely, and their character is retained as short-term and/or long-term losses. At September 30, 2015, the Acquiring Fund had net capital losses for federal income tax purposes of $41,359, which may be carried forward indefinitely. At November 30, 2015, the Target Fund had a capital loss carryforward for federal income tax purposes of $54,491,015, with $30,255,638, $17,263,318, $5,877,626, and $1,094,433 expiring on November 30, 2016, 2017, 2018 and 2019, respectively. The plan of reorganization is expected to occur on or before October 31, 2016. To the extent the reorganization occurs on or before October 31, 2016, the expiration dates associated with the Target Fund's capital loss carryforward will be accelerated. Certain limitations under the applicable tax regulations will apply to these pre-reorganization capital loss carryforwards. The capital loss carryforwards brought forth from the Target Fund will be subject to limitation.

4. REORGANIZATION COSTS

The Acquiring Fund and Target Fund are expected to incur approximately $325,115 in reorganization costs, which will be allocated to each fund based on the amount of net assets held by each fund prior to the Merger, except that the Advisor has agreed to pay 75% of the direct expenses allocated to the Acquiring Fund. Based on the amount of the estimated Merger-related fees and expenses, the relative values of the Funds and the cost sharing agreement, management of FAV estimates that FAV would incur approximately $295,855 and FTHI would incur approximately $7,315 (net of reimbursement by First Trust of approximately $21,945) of the fees and expenses associated with the Merger, respectively. These costs represent the estimated non recurring expense of the funds carrying out their obligations under the Reorganization and consist of management's estimate of professional services fees, printing costs and mailing charges related to the proposed reorganizations.

<PAGE>